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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIRCOR INTERNATIONAL, INC.
(Name of Subject Company)

CIRCOR INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share
(Title of Class of Securities)

17273K109
(CUSIP Number of Class of Securities)

Scott A. Buckhout
President and Chief Executive Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803
(781) 270-1200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

COPIES TO:
Tara M. Fisher
Paul M. Kinsella
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is CIRCOR International, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 30 Corporate Drive, Suite 200, Burlington, Massachusetts 01803. The Company’s telephone number at this address is (781) 270-1200.

Securities

        The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of June 18, 2019 there were 19,900,885 Shares issued and outstanding (not including 1,372,488 Shares that were held in the treasury of the Company). In addition, as of June 18, 2019, 730,767 Shares were subject to outstanding options to purchase Shares (each, an “Option”), 305,146 Shares were subject to outstanding restricted stock unit awards (each, an “RSU”) and 135,148 Shares were subject to outstanding performance share units (each, a “PSU”), at target.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1—Name and Address” of this Statement. The Company’s website address is www.circor.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

        This Statement relates to the unsolicited tender offer by Crane Co., a Delaware corporation (“Crane”), through its wholly owned subsidiary, CR Acquisition Company, a Delaware corporation (the “Purchaser”), to purchase all of the outstanding Shares at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed jointly by the Purchaser and Crane with the Securities and Exchange Commission (the “SEC”) on June 17, 2019. According to the Offer to Purchase, the Offer will expire at 5:00 p.m. New York City time, on July 16, 2019 (the “Expiration Date”), unless the Offer is extended.

        According to the Schedule TO, the purpose of the Offer is for Crane, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger (as defined below) is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Crane intends to complete a second-step merger with the Company in which the Company would become a wholly owned subsidiary of Crane, and all outstanding Shares that are not purchased in the Offer (other than Shares held by Crane and its subsidiaries or stockholders who perfect their appraisal rights) would be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Minimum Tender Condition (as defined below), the Merger Agreement Condition (as defined below) and the other conditions of the Offer are satisfied and the Offer is consummated, the merger of the Company and the Purchaser (the “Proposed Merger”) may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without the affirmative vote of the Company’s stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. Under the DGCL, if the Proposed Merger cannot be effected pursuant to Section 251(h) and Crane acquires, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, Crane would be able to consummate the Proposed Merger as a “short form” second step merger pursuant to Section 253 of the DGCL without a vote of the Board or the Company’s stockholders. If Crane waives the Merger Agreement Condition (as defined below), consummates the Offer and does not acquire at least ninety percent (90%) of the outstanding Shares, under the DGCL Crane would have to seek approval of the Proposed Merger by the Company’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition (as defined below) is not satisfied but Crane elects to consummate the Offer, Section 203 could significantly delay Crane’s ability to consummate the Proposed Merger.

        According to the Schedule TO, the Offer is subject to the following conditions:

  •
  the “Minimum Tender Condition”—there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis;

  •
  the “Merger Agreement Condition”—Crane, the Purchaser and the Company having entered into a definitive merger agreement with respect to the acquisition of the Company by Crane providing for a second step merger pursuant to Section 251(h) of the DGCL, with the Company surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of the Company, to be effected as soon as practicable following the consummation of the Offer;

  •
  the “Section 203 Condition”—the Board having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger as described in the Offer to Purchase (and as contemplated by the definitive merger agreement described above);

  •
  the “Antitrust Condition”—the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described in the Offer to Purchase (however, Crane or the Purchaser may, but need not, extend the Offer if consummation of the Offer is delayed pursuant to a request for additional information or documentary material by any federal, state or foreign government, governmental authority or agency on antitrust grounds);

  •
  the “Impairment Condition”—the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to Crane of the acquisition of the Company;

  •
  there shall not be threatened, instituted or pending any litigation, claim, action, proceeding or investigation, before any domestic, state, federal, foreign or supranational government,

    governmental, regulatory or administrative authority or agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each a “Governmental Entity”) or any other person (a) challenging or seeking to make illegal, delay or otherwise restrain or prohibit the making of the Offer, the acceptance for payment of or payment for any Shares by Crane or the consummation by Crane of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain, prohibit or limit the exercise of Crane’s full rights of ownership or operation by Crane of all or any portion of Crane’s business or assets or those of the Company or to compel Crane to dispose of or hold separate all or any portion of its business or assets or those of the Company or any of Crane’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on Crane’s ability to conduct such businesses or own such assets, (d) seeking to impose limitations on Crane’s ability to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Crane on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture by Crane of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected to be derived by Crane as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Crane;

  •
  there shall not have been any action taken, or any statute, rule, regulation, judgment, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to Crane, the Offer, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or business combination), that, in Crane’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of the immediately preceding bullet;

  •
  there shall not have occurred or been threatened any event, condition, development, circumstance, change or effect that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after the date of the announcement of the Offer, that in Crane’s reasonable judgment, is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, operations or results of operations of the Company or the Purchaser shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the Purchaser, or Crane becomes aware that any material contractual right or obligation of the Company that, in Crane’s reasonable judgment, may have material adverse significance with respect to the value of the Company or the value of the Shares to Crane;

  •
  there shall not have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of fifteen percent (15%), measured from the close of business on June 14, 2019, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in Crane’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation by any governmental authority on, or any other event that, in Crane’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

  •
  (a) there shall not have been a tender or exchange offer for some or all of the Shares publicly disclosed, proposed to be made or made by another person (including the Company) and Crane shall not have otherwise learned that any person or “group” (as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Exchange Act”) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company, or has been granted any option, right or warrant to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC as of June 17, 2019, (b) any such person or group which, prior to June 17, 2019, had filed such a Schedule with the SEC shall not have acquired or proposed to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, or granted any option, right or warrant to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) no person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) no person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

  •
  the Company or any of its subsidiaries shall not have (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms of employee stock options outstanding prior to June 17, 2019), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (f) proposed to alter any material term of any outstanding security or proposed the issuance or sale of any debt securities or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Crane’s reasonable judgment, has or may have material adverse significance with respect to the value of the Company or the value of the Shares to

    Crane, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Crane or its consummation of any merger or other similar business combination involving the Company, (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, (1) proposed any amendment to its certificate of incorporation or bylaws or (m) adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan” or “poison pill” or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of the Company;

  •
  Crane shall not have become aware (a) that any material contractual right of the Company has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Crane of a merger or other similar business combination involving the Company (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer), (b) of any covenant, term or condition in any instrument or agreement of the Company that, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Crane (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Crane or its consummation of a merger or other similar business combination involving the Company) (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer) or (c) that any report, document, instrument, financial statement or schedule of the Company filed with the SEC contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

  •
  Crane shall not have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company pursuant to which it is agreed that the Offer will be terminated, or Crane and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

  •
  the Company or any of its subsidiaries shall not have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Crane’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

  •
  each required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Crane and the Purchaser and any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall not have expired.

        According to the Schedule TO, the foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by Crane or the Purchaser in their discretion regardless of the circumstances giving rise to any such conditions or may be waived by Crane or the Purchaser in their discretion in whole or in part at any time or from time to time before the Expiration Date. Crane and the Purchaser have expressly reserved the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. According to the Schedule TO, Crane’s failure at any time to exercise its rights under any of the conditions to the Offer shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. According to the Schedule TO, consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

        For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

        The Schedule TO states that the principal business address of Crane and the Purchaser is 100 First Stamford Place, Stamford, Connecticut 06902, where the business phone number is (203) 363-7300.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 29, 2019 (the “2019 Proxy Statement”), relating to the Company’s 2019 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and are incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates or (ii) the Purchaser or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) to this Statement is incorporated herein by reference and includes the following sections from the 2019 Proxy Statement: “Certain Relationships and Related Transactions,” “Compensation Discussion and Analysis,” “Summary of Cash and Certain Other Compensation and Other Payments to the Named Executive Officers,” “Severance and Other Benefits Upon Termination of Employment or Change of Control” and “Director Compensation.”

        Any information contained in the excerpts from the 2019 Proxy Statement incorporated by reference herein is modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Purchaser

        According to the Schedule TO, as of June 17, 2019, Crane and its subsidiaries beneficially owned 260,255 Shares, in the aggregate, representing approximately 1.3% of the outstanding Shares.

Consideration Payable Pursuant to the Offer and the Proposed Merger

        If the Company’s executive officers and directors were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of June 18, 2019, the Company’s executive officers and directors were deemed to beneficially own an aggregate of 597,439 Shares (including 397,676 Shares issuable upon the exercise of outstanding options that will be exercisable within sixty (60) days of June 18, 2019, and 10,275 Shares issuable within sixty (60) days of June 18, 2019, on account of RSUs that will have vested). If the Company’s executive officers and directors were to tender all of such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, the Company’s executive officers and directors would receive an aggregate amount of approximately $10,712,716 in cash (net of the exercise price of Shares subject to Options that are exercisable within sixty (60) days of June 18, 2019, and subject to any applicable withholding). To the knowledge of the Company after making reasonable inquiry, none of the Company’s executive officers or directors currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

        The following table summarizes the aggregate cash consideration that would be payable, based on the Offer price of $45.00 per Share, in respect of Shares beneficially owned by the Company’s executive officers and directors as of June 18, 2019 (excluding any Shares subject to Options, RSUs and PSUs, which are discussed below):

Name	Shares	Aggregate Value ($)
Executive Officer
Scott Buckhout	28,826	1,297,170
Chadi Chahine	—	—
Sumit Mehrotra	4,735	213,075
Tony Najjar	1,343	60,435
Lane Walker	—	—
Andrew Farnsworth	988	44,460
Arjun Sharma	14,700	661,500
David F. Mullen	2,701	121,545
Tanya Dawkins	940	42,300
Director
David F. Dietz	87,064	3,917,880
Samuel R. Chapin	—	—
Tina M. Donikowski	3,351	150,795
Helmuth Ludwig	10,555	474,975
John (Andy) O’Donnell	14,082	633,690
Peter M. Wilver	20,203	909,135

        As of June 18, 2019, the Company’s executive officers and directors held Options to purchase an aggregate of 646,223 Shares, with exercise prices ranging from $32.76 per Share to $71.56 per Share and an aggregate weighted average exercise price of $42.45 per Share, 397,676 of which were vested and exercisable as of that date. In addition, as of June 18, 2019, the Company’s executive officers and directors held 152,765 RSUs and 122,811 PSUs, at target. All Options, RSUs and PSUs held by the Company’s executive officers and directors were issued pursuant to either the CIRCOR International, Inc. Amended and Restated 1999 Stock Option and Incentive Plan, as amended (the “1999 Plan”), the CIRCOR International, Inc. 2014 Stock Option and Incentive Plan, as amended (the “2014 Plan”), the 2019 Stock Option Plan (the “2019 Plan”), or, with respect to RSUs only, the CIRCOR International, Inc. Amended and Restated Management Stock Purchase Plan (the “Management Plan”), filed as Exhibits (e)(5), (e)(10), (e)(16) and (e)(30) to this Statement and incorporated herein by reference. All outstanding Options granted under the 1999 Plan are fully vested as of June 18, 2019.

  Treatment of Stock Options

        Upon the effective time of the consummation of the Proposed Merger (the “Effective Time”), each then-outstanding Option, whether or not vested, may be cancelled in exchange for a payment equal to the number of Shares then underlying such Option multiplied by the difference between the Offer price and the applicable exercise price of such Option, subject to any applicable withholding.

        The following table summarizes the aggregate cash consideration that would be payable, based on the Offer price of $45.00 per Share, in respect of Options held by the Company’s executive officers and directors as of June 18, 2019 that are cashed out by Crane:

Name	Shares Subject to Vested Options (#)(1)	Cash Consideration for Vested Options ($)(2)	Shares Subject to Unvested Options (#)(1)	Cash Consideration for Unvested Options ($)(2)	Total Cash Consideration Options in Proposed Change of Control ($)
Executive Officer
Scott Buckhout	262,902	1,141,521	181,983	1,477,155	2,618,676
Chadi Chahine	—	—	8,025	91,244	91,244
Sumit Mehrotra	5,336	28,366	9,031	82,257	110,623
Tony Najjar	3,298	18,032	5,360	50,731	68,763
Lane Walker	—	—	6,336	72,040	72,040
Andrew Farnsworth	6,312	35,388	5,928	52,082	87,471
Arjun Sharma	15,337	107,082	7,120	64,413	171,495
David F. Mullen	4,788	29,255	—	—	29,255
Tanya Dawkins	840	5,132	—	—	5,132
Director
David F. Dietz	—	—	—	—	—
Samuel R. Chapin	—	—	—	—	—
Tina M. Donikowski	—	—	—	—	—
Helmuth Ludwig	—	—	—	—	—
John (Andy) O’Donnell	—	—	—	—	—
Peter M. Wilver	—	—	—	—	—

(1)
The number of Shares in this table subject to Options, whether vested or unvested, as of June 18, 2019 includes those Options with an exercise price below $45.00 and does not include any Options with an exercise price equal to or greater than $45.00 per Share.

(2)
Calculated based on (i) the number of Shares subject to the Options as of June 18, 2019, multiplied by (ii) the excess of $45.00 over the per Share exercise price applicable to the Options.

  Treatment of Restricted Stock Units and Performance Share Units

        Upon the Effective Time, each then-outstanding RSU granted prior to 2019 will become vested and may be cancelled in exchange for a payment equal to the Offer price and each then-outstanding PSU granted prior to 2019 will vest and may be cancelled in exchange for a payment equal to the Offer price, assuming that the performance vesting conditions associated with such PSU were satisfied at target (or at a greater level based on actual achievement as of the Effective Time), in each case, subject to applicable withholding.

        The following table summarizes the aggregate cash consideration that would be payable, based on the Offer price of $45.00 per Share, in respect of RSUs and PSUs (assuming that the performance vesting conditions associated with such PSU were satisfied at target) held by the Company’s executive officers and directors as of June 18, 2019:

Name	Number of RSUs	Number of PSUs	Cash Consideration for RSUs	Cash Consideration for PSUs
Executive Officer
Scott Buckhout	33,776	86,751	$1,519,920	$3,903,795
Chadi Chahine	9,870	5,652	444,150	254,340
Sumit Mehrotra	14,727	8,327	662,715	374,715
Tony Najjar	8,554	4,150	384,930	186,750
Lane Walker	13,031	4,461	586,395	200,745
Andrew Farnsworth	4,760	5,966	214,200	268,470
Arjun Sharma	16,041	7,504	721,845	337,680
David F. Mullen	5,823	—	262,035	—
Tanya Dawkins	3,226	—	145,170	—
Director
David F. Dietz	11,155	—	501,975	—
Samuel R. Chapin	3,123	—	140,535	—
Tina M. Donikowski	4,174	—	187,830	—
Helmuth Ludwig	6,694	—	301,230	—
John (Andy) O’Donnell	13,415	—	603,675	—
Peter M. Wilver	4,396	—	197,820	—

Potential Cash Severance and Change of Control Benefits

        The Company has entered into agreements with each of its executive officers (other than Ms. Dawkins, who is a participant in the Company’s Change in Control Severance Plan) providing for the cash termination benefits described below if the executive officer’s employment is terminated by the executive officer for good reason or by the Company other than for cause. For a quantification of estimated cash severance payments that could become payable to our named executive officers, see “Item 8—Additional Information—Golden Parachute Compensation,” and for our other executive officers, using the same assumptions in such table, see below.

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  Scott Buckhout is entitled to a lump sum equal to his current base salary plus target bonus in effect during the fiscal year in which the termination occurs and the Company shall pay contributions for COBRA coverage at the same rate of employer contributions prior to termination of employment for up to twelve (12) months, in the event his employment is terminated by the Company other than for cause, death or disability, or if Mr. Buckhout resigns his employment for good reason, in each case subject to Mr. Buckhout’s execution of a release of claims. In the event that, within twelve (12) months following a change of control, Mr. Buckhout’s employment is terminated by the Company other than for cause or Mr. Buckhout resigns his employment for good reason, then, instead of the foregoing benefits, Mr. Buckhout will be eligible to receive a lump sum payment equal to two (2) times his base salary at the time of termination plus his target annual incentive compensation under the Company’s Executive Bonus Compensation Plan and the Company shall pay for the cost of COBRA premiums for up to two (2) years.

  •
  Each of Chadi Chahine, Sumit Mehrotra, Lane Walker and Arjun Sharma is entitled to a lump sum payment equal to his base salary in effect during the fiscal year in which the termination occurs and a prorated bonus based on actual performance in the year of termination, and the Company shall pay contributions for COBRA coverage at the same rate of employer contributions prior to termination of employment for up to twelve (12) months, in the event the executive’s employment is terminated by the Company other than for cause, death or disability, or if the executive resigns his employment for good reason, in each case subject to the executive’s execution of a release of claims.

    •
    In the event that, within twelve (12) months following a change of control, Mr. Mehrotra’s employment is terminated by the Company other than for cause or Mr. Mehrotra resigns his employment for good reason, then, instead of the foregoing benefits, Mr. Mehrotra will be eligible to receive a lump sum payment equal to two (2) times his base salary at the time of termination plus his target annual incentive compensation under the Company’s Executive Bonus Compensation Plan and the Company shall pay for the cost of COBRA premiums for up to two (2) years.

    •
    In the event that, within twelve (12) months following a change of control, Mr. Chahine’s or Mr. Walker’s employment is terminated by the Company other than for cause or either executive resigns his employment for good reason, then, instead of the foregoing benefits, each such executive will be eligible to receive a lump sum payment equal to two (2) times his base salary plus his target annual incentive compensation under the Company’s Executive Bonus Compensation Plan and the Company shall pay for the cost of COBRA premiums for up to two (2) years.

    •
    In the event that, within twelve (12) months following a change of control, Mr. Sharma’s employment is terminated by the Company other than for cause or Mr. Sharma resigns his employment for good reason, then, instead of the foregoing benefits, Mr. Sharma will be eligible to receive a lump sum payment equal to two (2) times his base salary at the time of termination plus his highest actual annual incentive compensation under the Company’s Executive Bonus Compensation Plan in the three (3) immediately preceding fiscal years and the Company shall pay for the cost of COBRA premiums for up to two (2) years.

  •
  Each of David Mullen and Andrew Farnsworth are entitled to receive a lump sum payment equal to two (2) times his base salary at the time of termination plus his target annual incentive compensation under the Company’s Executive Bonus Compensation Plan and the Company shall pay for the cost of COBRA premiums for up to two (2) years in the event that, within twelve (12) months following a change of control, his employment is terminated by the Company other than for cause or he resigns his employment for good reason. Using the assumptions set forth in “Item 8—Additional Information—Golden Parachute Compensation,” we estimate that the aggregate value of cash severance that could become payable to Mr. Mullen is $857,205 and Mr. Farnsworth is $932,131.

  •
  Tony Najjar is entitled to receive a lump sum payment equal to two (2) times his base salary plus his target annual incentive compensation under the Company’s Executive Bonus Compensation Plan and the Company shall pay for the cost of COBRA premiums for up to two (2) years. Using the assumptions set forth in “Item 8—Additional Information—Golden Parachute Compensation,” we estimate that the aggregate value of cash severance that could become payable to Mr. Najjar is $1,005,985.

        Tanya Dawkins is a participant in the Company’s Change in Control Severance Plan, which provides that in the event that, within twelve (12) months following a change of control, Ms. Dawkins’s employment is terminated by the Company other than for cause or Ms. Dawkins resigns her employment for good reason, she is entitled to receive a lump sum payment equal to her current base salary plus her current annual incentive target award. In addition, she is entitled to receive a prorated bonus for the year of termination based on actual performance and the Company shall pay a cash payment equal to the COBRA premium for the highest level of coverage available under the Company’s health plans prior to termination of employment (reduced by the monthly amount she would have paid for such coverage if she had remained employed) for up to twelve (12) months (such amounts only to be payable if Ms. Dawkins participates in the Company’s health plans as of the date of termination of employment), in each case subject to her execution of a release of claims. Ms. Dawkins is not currently a participant in the Company’s health plans so she is not expected to receive any cash payments with respect to COBRA premiums. Using the assumptions set forth in “Item 8—Additional Information—Golden Parachute Compensation” and assuming Ms. Dawkins’s prorated bonus for the year of termination is earned at target, we estimate that the aggregate value of cash severance that could become payable to Ms. Dawkins is $254,340.

        The treatment of Options, RSUs and PSUs for the executive officers is addressed above under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer and the Proposed Merger—Treatment of Stock Options and Treatment of Restricted Stock Units and Performance Share Units” above. See also “Item 8—Additional Information—Golden Parachute Compensation.”

Directors’ Compensation

        For a description of the compensation earned by the Company’s directors, reference is made to the “Director Compensation” section of the 2019 Proxy Statement, which is filed as Exhibit (e)(1) to this Statement, incorporated by reference herein and qualified the foregoing in its entirety.

Indemnification and Limitation of Liability of Directors and Officers

        The Company’s amended and restated bylaws (the “bylaws”) provide that the Company will indemnify and hold harmless each director and officer to the fullest extent authorized by the DGCL against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such director or officer or on such director’s or officer’s behalf in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative or any claim, issue or matter therein, which such director or officer is, or is threatened to be made, a party to or participant in by reason of such director’s or officer’s corporate status, if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by the bylaws will continue as to any director or officer after he or she has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The Company will indemnify a director or officer seeking indemnification in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the Board, unless such proceeding was brought to enforce a director’s or officer’s rights to indemnification under the bylaws. The bylaws require the advancement of expenses incurred by directors in relation to any action, suit or proceeding and permit such advancement of expenses incurred by officers provided the advancement of expenses is accompanied by an undertaking by the applicable director or officer to repay any expenses so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified against such expenses. The bylaws also provide that if the DGCL is amended to expand the indemnification permitted to directors and officers, then the Company will indemnify such persons to the fullest extent permitted by the DGCL as amended.

        In addition to the indemnification provided in the bylaws, the Company has entered into indemnification agreements with each of its directors and executive officers reflecting the foregoing. Under these agreements, the Company’s directors and officers are indemnified for certain expenses and liabilities incurred in connection with any threatened, pending or completed claim, action, suit, arbitration, alternate dispute resolution process, investigation, administrative hearing, appeal, or any other proceeding, whether civil, criminal, administrative, arbitrative or investigative, whether formal or informal, including a proceeding initiated by a director or officer to enforce such director’s or officer’s rights under the indemnification agreement, by reason of the fact that they are or were a director, officer, partner, trustee, employee or agent of the Company or any of its subsidiaries whether or not he or she is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the indemnification agreements. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided under the indemnification agreements where a court of competent jurisdiction has finally determined that the director or officer (i) failed to act in good faith and in a manner such director or officer believed to be in or not opposed to the best interests of the Company or (ii) is liable to the Company unless and to the extent that a court of competent jurisdiction shall determine that such indemnification may be made. The Company also maintains officers’ and directors’ liability insurance, which insures against liabilities that the Company’s officers and directors, in such capacities, may incur.

        The Company’s certificate of incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the directors’ duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s certificate of incorporation also provides that if Delaware law is amended to permit further elimination or limitation of personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

        The foregoing summary of the indemnification and limitation of liability of officers and directors pursuant to the Company’s certificate of incorporation, bylaws and the indemnification agreements entered into between the Company and its directors and officers does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation, bylaws and the form of such indemnification agreements (as applicable), which are filed as Exhibits (e)(2), (e)(3) and (e)(4), respectively, to this Statement and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Solicitation/Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s independent financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting on June 20, 2019, determined that the Offer substantially undervalues the Company and is low-value, highly conditional and opportunistic and that the Offer is not in the best interests of the Company or its stockholders. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders REJECT the Offer and NOT tender their Shares pursuant to the Offer.

        If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie Partners”), at the address and phone number below.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Toll free: (800) 322-2885
Collect: (212) 929-5500

        A copy of the press release and letter to the Company’s stockholders communicating the recommendation of the Board to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

  Background of the Offer

        On April 30, 2019, the Chief Executive Officer of Crane, Max Mitchell, telephoned Scott Buckhout, the Company’s President and Chief Executive Officer, to inform Mr. Buckhout of Crane’s plan to submit a written unsolicited, non-binding proposal. Following the call, Mr. Mitchell sent an email to Mr. Buckhout that included a letter, dated April 30, 2019, containing Crane’s unsolicited, non-binding proposal (the “April 2019 Proposal”) to purchase all of the outstanding Shares for $45.00 per share in cash. That same day, Mr. Buckhout forwarded the April 2019 Proposal to the Board. The letter dated April 30, 2019 from Mr. Mitchell to Mr. Buckhout read as follows:

Max H. Mitchell
President and
Chief Executive Officer
April 30, 2019

Board of Directors
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803
Attn: Mr. Scott A. Buckhout, President and Chief Executive Officer

VIA email and UPS

Dear Scott:

        Thank you for speaking with me today. I write to confirm Crane Co.’s (“Crane”) interest in acquiring CIRCOR International, Inc. (“CIRCOR”) in an all-cash transaction. We believe that our proposal provides an outstanding opportunity for your stockholders to realize a significant premium to the current trading price of CIRCOR shares and to enjoy immediate liquidity, while eliminating the business execution risks associated with CIRCOR’s stand-alone strategic plan. The combined company will have a larger platform and greater growth potential, providing CIRCOR’s customers with improved product and service offerings and creating enhanced advancement opportunities for CIRCOR’s employees.

        Price:    Crane proposes to acquire all of the issued and outstanding shares of CIRCOR for $45.00 per share in cash. Our proposal represents:

  •
  A premium of 33% over the closing share price on April 30, 2019

  •
  A premium of 52% over the previous 90 trading day volume weighted average share price

  •
  A last twelve months EBITDA multiple of 13.5x as of March 31, 2019

        Financing:    We expect to have full financing commitments at the time we enter into a definitive agreement. Our definitive agreement will not include a financing contingency.

        Due diligence:    We have reviewed CIRCOR’s publicly available information, and have a focused list of additional due diligence questions. In order to submit a final proposal, we will need to complete normal course due diligence. We are prepared to dedicate all necessary resources to complete due diligence expeditiously.

        Approvals:    This proposal has the full support of the Crane Board of Directors. We would negotiate the definitive merger agreement in parallel with our due diligence, with the aim of approving and executing it shortly after completing our due diligence. We do not anticipate any significant regulatory hurdles to closing the transaction promptly after signing a merger agreement. In addition to completion of our confirmatory due diligence review, our proposal is subject to customary conditions, including, among others, negotiation and execution of a mutually satisfactory merger agreement, and approval by the Crane Board of Directors.

        Next Steps:    Because of the compelling value to CIRCOR stockholders represented by our proposal, we hope you will provide us with access to the non-public information necessary to confirm our proposal. To that end, our leadership team, together with our advisors, will make ourselves available to meet with you to discuss all aspects of our proposal and answer any questions you may have at your earliest convenience.

        Confidentiality and Timing:    We prefer to conduct our negotiations with you privately and quickly. Therefore, we look forward to your response to our proposal by May 13, 2019. This letter is being submitted to you on the understanding that the existence of this letter and its contents will be kept confidential and will not be disclosed to anyone other than CIRCOR’s Board of Directors, senior officers, and financial and legal advisors.

        This letter and our proposal constitute only a preliminary non-binding indication of interest to acquire the outstanding shares of CIRCOR. This letter does not create or constitute any legally binding obligation or commitment by us regarding the proposed transaction, and there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Crane and CIRCOR.

        Please feel free to contact me directly as needed.

        I hope that you and the CIRCOR Board of Directors will recognize the outstanding opportunity for your stockholders represented by our proposal. We look forward to working together with you to complete the transaction on mutually agreeable terms.

Sincerely yours,

/s/ Max H. Mitchell
Max H. Mitchell
President and Chief Executive Officer

        On May 3, 2019, Mr. Buckhout sent an email to Mr. Mitchell acknowledging receipt of the April 2019 Proposal and confirming that the Board would give the April 2019 Proposal careful consideration. Mr. Mitchell replied by return email later that same day, thanking Mr. Buckhout for the Board’s consideration.

        On May 8 and May 9, 2019, the Board held a regularly scheduled meeting at which representatives from J.P Morgan Securities LLC, the Company’s financial advisor (“J.P. Morgan”), and Ropes & Gray LLP, the Company’s outside legal counsel (“Ropes & Gray”), were present for portions of the meeting. During the meeting, the Board discussed the April 2019 Proposal. A representative from

Ropes & Gray reviewed with the Board its fiduciary duties with respect to the April 2019 Proposal. Representatives from J.P Morgan discussed the April 2019 Proposal and J.P. Morgan’s analysis of that proposal. After discussion, the Board concluded that the April 2019 Proposal was highly opportunistic, substantially undervalued the Company and its future prospects, and did not constitute a basis for engaging in further dialogue with Crane at the time. The Board directed Mr. Buckhout to communicate to Mr. Mitchell that the Board had determined not to proceed with discussions with Crane on the basis of the April 2019 Proposal.

        On May 13, 2019, Mr. Buckhout sent an email to Mr. Mitchell that included a letter, dated May 13, 2019, that stated that the Board, in consultation with its independent financial and legal advisors, considered the April 2019 Proposal and, after careful consideration, determined not to pursue the April 2019 Proposal. The letter dated May 13, 2019, from Mr. Mitchell to Mr. Buckhout read as follows:

CONFIDENTIAL

May 13, 2019

Crane Co. 100 First Stamford Place Stamford, CT 06902-6784
Attention:	Max H. Mitchell President and Chief Executive Officer

Dear Max,

        The CIRCOR Board of Directors, with the assistance of independent financial and legal advisors, met at our regularly scheduled board meeting last week. During that meeting we considered your unsolicited, non-binding proposal, dated April 30, 2019, to acquire CIRCOR’s outstanding equity.

        After careful consideration, the Board unanimously determined not to pursue your proposal.

Sincerely,

/s/ Scott A. Buckhout
Scott A. Buckhout
President and Chief Executive Officer
CIRCOR International, Inc.

        On May 21, 2019, at approximately 6:30 a.m. Eastern Time, Crane issued a press release publicly announcing the April 2019 Proposal. The full text of the press release is set forth below:

Crane Co. Announces All-Cash Proposal to Acquire CIRCOR at a Significant Premium

  •
  All-cash proposal represents a 47% premium over the market close yesterday, and 37% and 51% premiums over the three- and six-month volume weighted average share prices, respectively

  •
  Provides a superior alternative to CIRCOR’s prospects as a standalone company

  •
  Provides certainty of value for CIRCOR shareholders

        May 21, 2019, Stamford, Conn.—Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today announced that it has submitted a proposal to the Board of Directors of CIRCOR International, Inc. (NYSE: CIR) or “CIRCOR,” to acquire CIRCOR for $45 per share in cash. The proposal represents a 47% premium over yesterday’s closing price and a 37% and 51% premium over a three- and six-month volume weighted average share price, respectively. This reflects an enterprise value of approximately $1.7 billion at a multiple of approximately 13.5x the last 12-month adjusted EBITDA.

        Crane Co. proposed the all-cash transaction to CIRCOR’s President and CEO Scott Buckhout on April 30, 2019, the terms of which were confirmed by a letter to the CIRCOR Board of Directors. On May 13, the CIRCOR Board summarily rejected Crane Co.’s proposal with no offer of discussions or due diligence.

        “While we had hoped to complete a transaction privately, the Board’s rejection of our proposal without comment or discussion led to our decision to make our proposal known to CIRCOR shareholders so they can express their views directly to the CIRCOR Board,” said Max Mitchell, Crane Co. President and Chief Executive Officer. “Our proposal provides CIRCOR shareholders with attractive value and certainty compared to the continued uncertainty surrounding CIRCOR’s plans to improve operating performance. Based on CIRCOR’s history of underperformance and inability to meet its own financial targets, we believe CIRCOR’s standalone plan is unlikely to generate value comparable to what we are proposing.”

        Mr. Mitchell continued, “We believe that this business, which has great brands and products, has been meaningfully undermanaged for years. This has resulted in a persistent decline in CIRCOR’s share price, making it the worst performer of the peers in the S&P Midcap Capital Goods Index since the end of 2013. Based upon the strength of our disciplined operating approach, Crane Co. is well positioned to integrate CIRCOR’s businesses into our focused portfolio, realize operational synergies, and deliver long-term value to Crane shareholders. Combining CIRCOR’s Fluid Handling, Aerospace and Defense assets with Crane’s portfolio of leading brands would create a stronger competitor with additional scale and growth potential.”

        Crane Co. is highly confident that the proposed transaction could occur expeditiously:

  •
  Transaction will not be subject to a financing contingency.

  •
  Significant resources available to complete confirmatory due diligence.

  •
  Crane and CIRCOR are complementary businesses with no expected regulatory delays.

Advisors

        Crane Co. has retained Wells Fargo Securities as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor.

Investor Conference Call

        Crane Co. will host a conference call with the financial community at 8:30 a.m. EDT today. To participate on the conference call, please dial (877) 407-6184. The live webcast of the investor call, as well as related presentation materials, will be available through the Investor Relations section of the company’s website (www.craneco.com/investors).

        Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane Co. provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. The Company has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. Crane Co. has approximately 12,000 employees in the Americas, Europe, the Middle East, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information, visit www.craneco.com.

        This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current beliefs, expectations, plans, assumptions and objectives regarding the future financial performance of Crane Co. (the “Company”) and CIRCOR International, Inc. (“CIRCOR”) and are subject to significant risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction between the Company and CIRCOR, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company’s or CIRCOR’s common stock. Any discussions contained in this presentation, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in these forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, CIRCOR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”), and will be found in the definitive proxy statement that will be filed with the SEC by CIRCOR if a negotiated transaction is agreed to. Such reports are available on the SEC’s website (www.sec.gov). The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a solicitation of a proxy from any stockholder. This communication relates only to a proposal that the Company has made for a business combination with CIRCOR. In furtherance of the acquisition proposal, and subject to future developments, the Company and CIRCOR may file additional relevant materials with the SEC, including that CIRCOR will file a preliminary proxy statement on Schedule 14A if a negotiated transaction is agreed to. Following the filing of the definitive proxy statement with the SEC (if and when available), CIRCOR will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement, as well as other filings containing information about the Company and CIRCOR, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.craneco.com).

Investor Contacts:

Jason D. Feldman
Director, Investor Relations
203-363-7329
superiorvalue@craneco.com
www.craneco.com

Scott Winter / Larry Miller / Gabrielle Wolf
Innisfree M&A Incorporated
212-750-5833

Media Contacts:

Tom Davies / Molly Morse
Kekst CNC
212-521-4873 / 212-521-4826
Tom.davies@kekstcnc.com /
Molly.morse@kekstcnc.com

        On May 21, 2019, Mr. Mitchell also sent a letter to the Board, which read as follows:

May 21, 2019

Board of Directors
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803
Attn: Mr. Scott A. Buckhout, President and Chief Executive Officer

Dear Members of the Board of Directors:

        We are extremely disappointed by the CIRCOR International, Inc. (“CIRCOR”) Board of Director’s rejection of our proposal to acquire CIRCOR as communicated in our letter to the Board dated April 30, 2019. CIRCOR’s refusal to engage with us continues a pattern of rejections of private acquisition proposals we have made in the past. Our all-cash proposal provides an attractive premium to CIRCOR shareholders, and eliminates the uncertainty associated with CIRCOR’s ability to execute its standalone business plan. In light of the Board’s intransigence, we will be making our proposal public so that CIRCOR shareholders can evaluate the merits of our proposal and make their views known to the CIRCOR Board.

        We urge the CIRCOR Board to engage with us on a transaction that is clearly in the best interests of your shareholders, consistent with the Board’s fiduciary duties. We stand ready to complete confirmatory due diligence expeditiously and are confident this transaction can be completed quickly.

Sincerely,

/s/ Max H. Mitchell

Max H. Mitchell
President and Chief Executive Officer

        At approximately 8:30 a.m. Eastern Time on May 21, 2019, Mr. Mitchell and Jason Feldman, Crane’s Director of Investor Relations, held an investor conference call to discuss the April 2019 Proposal.

        On May 21, 2019, at approximately 1:30 p.m. Eastern Time, the Company issued a press release, the full text of which is set forth below:

FOR IMMEDIATE RELEASE

CIRCOR Confirms Receipt and Reiterates Rejection of Unsolicited Proposal from Crane

        BURLINGTON, Mass., May 21, 2019—CIRCOR International, Inc. (NYSE: CIR) (“CIRCOR”) today confirmed that it has previously received and rejected an unsolicited, non-binding proposal from Crane Co. (NYSE: CR) (“Crane”) to acquire all the outstanding shares of CIRCOR common stock for $45 per share in cash.

        Crane’s proposal, which was publicized today, was received by CIRCOR on April 30, 2019. Consistent with its fiduciary duties and in consultation with its independent legal and financial advisors, CIRCOR’s board of directors carefully reviewed that proposal. Following that review, the board of directors unanimously rejected Crane’s proposal and determined that the proposal was highly opportunistic, substantially undervalued CIRCOR and its future prospects, and did not constitute a basis for engaging in further dialogue with Crane at this time.

        CIRCOR has a proven track record of executing on its strategic priorities to invest in growth and expand margins and has taken and continues to take action to improve cash flow and strengthen the company’s balance sheet. CIRCOR has:

  •
  Successfully deployed capital toward transformative and accretive acquisitions that have repositioned the company in growing markets and have met or exceeded ROIC targets. CIRCOR is on track to achieve its committed cost synergies of $23 million at the end of year three of the Fluid Handling acquisition, one year earlier than originally planned;

  •
  Driven solid execution in Industrial business with significant margin expansion for the full year 2018;

  •
  Transformed the Aerospace & Defense business, driving substantial operational and financial performance improvement;

  •
  Reshaped its oil and gas portfolio in response to sustained macro headwinds and deployed capital to diversify into higher margin industrial businesses;

  •
  Prudently managed its product portfolio through regular strategic reviews, resulting in a number of divestitures of non-core businesses. CIRCOR continues to evaluate the sale of additional non-core assets to simplify the company, strengthen the portfolio and reduce debt; and

  •
  Strengthened its balance sheet, having reduced its debt by $96 million since June 30, 2018.

        J.P. Morgan Securities LLC is acting as financial advisor, and Ropes & Gray LLP is acting as legal counsel to CIRCOR.

About CIRCOR

        CIRCOR International, Inc. designs, manufactures and markets differentiated technology products and sub-systems for markets including oil & gas, industrial, aerospace & defense and commercial marine. CIRCOR has a diversified flow and motion control product portfolio with recognized, market-leading brands that fulfill its customers’ mission critical needs. CIRCOR’s strategy is to grow organically and through complementary acquisitions; simplify CIRCOR’s operations; achieve world class operational excellence; and attract and retain top talent. For more information, visit CIRCOR’s investor relations website at http://investors.circor.com.

Forward Looking Statements

        This press release contains forward-looking statements within the meaning of Section 21 E of the Securities Exchange Act of 1934, as amended. Reliance should not be placed on forward-looking statements because they involve unknown risks, uncertainties and other factors, which are, in some cases, beyond the control of CIRCOR. Any statements in this press release that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to CIRCOR’s future performance and strategic priorities and its plans to evaluate the sale of non-core assets, strengthen its portfolio and reduce debt. Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to vary from expectations include, but are not limited to: our ability to respond to competitive developments and to grow our business, both domestically and internationally; changes in the cost, quality or supply of raw materials; our ability to comply with our debt obligations; our ability to successfully implement our acquisition, divestiture or restructuring strategies, including our integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and our ability to operate our manufacturing facilities at current or higher levels and respond to increases in manufacturing costs. BEFORE MAKING ANY INVESTMENT DECISIONS REGARDING

CIRCOR, WE STRONGLY ADVISE YOU TO READ THE SECTION ENTITLED “RISK FACTORS” IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT REPORTS ON FORMS 10-Q, WHICH CAN BE ACCESSED UNDER THE “INVESTORS” LINK OF OUR WEBSITE AT WWW.CIRCOR.COM. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

David F. Mullen
Senior Vice President Finance
CIRCOR International
(781) 270-1200

Matthew Sherman / Andi Rose
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

        On May 24, 2019, the Board held a special telephonic meeting at which representatives from Joele Frank, Wilkinson Brimmer Katcher, the Company’s investor relations consultant (“Joele Frank”); MacKenzie Partners; J.P. Morgan; and Ropes & Gray were present. During the meeting, the Board discussed Crane’s public disclosure of the April 2019 Proposal. The Ropes & Gray representative reviewed with the Board its fiduciary duties and discussed with the Board the Company’s structural takeover defenses. The representatives from Joele Frank and J.P. Morgan discussed with the Board investor and analyst feedback regarding the April 2019 Proposal. The representatives collectively discussed with the Board the potential actions Crane may take with respect to the April 2019 Proposal.

        On May 28, 2019, Mr. Mitchell sent an email to Mr. Buckhout requesting a call to discuss the April 2019 Proposal. Mr. Buckhout communicated Mr. Mitchell’s message to the Board and responded to Mr. Mitchell later that same day with an email reiterating the Board’s rejection of the April 2019 Proposal and offering to make arrangements to speak if Mr. Mitchell had anything new or different to discuss. Later that same day, Mr. Mitchell sent an additional email to Mr. Buckhout reiterating his request for a discussion but without a revised proposal. Mr. Buckhout responded to Mr. Mitchell by email on May 31, 2019, stating that it was not the time to speak, but indicating that they could revisit having a discussion in the future.

        On June 4, 2019, at approximately 8:49 a.m. Eastern Time, Crane issued a press release reiterating the April 2019 Proposal. The full text of the press release is set forth below:

Crane Co. Reiterates Proposal to Deliver Significant Value to CIRCOR Shareholders

  •
  Crane Co. remains firmly committed to pursuing its proposal to acquire CIRCOR

  •
  CIRCOR shareholders have expressed strong support for engagement and frustration with status quo following Crane’s May 21, 2019 Investor Call

  •
  Proposal presents a compelling opportunity for CIRCOR shareholders to realize immediate and certain value

  •
  Willing to adjust proposal if CIRCOR Board engages and provides justification

        June 4, 2019, Stamford, Conn.—(BUSINESS WIRE)—Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today sent a letter to the Board of Directors of CIRCOR International, Inc. (NYSE: CIR) in which Crane Co. reaffirmed its desire to enter into meaningful discussions regarding a transaction that would provide a significant premium for CIRCOR shareholders. This letter follows the CIRCOR Board of Directors’ rejection of Crane Co.’s initial $45 per share all-cash proposal without comment or discussion.

        The full text of the letter can be found below:

June 4, 2019

Dear Members of the CIRCOR Board of Directors:

        I write to reiterate Crane Co.’s strong interest in acquiring CIRCOR International, Inc. in an all-cash transaction. We continue to believe that our proposal to acquire CIRCOR represents a compelling opportunity for CIRCOR shareholders, providing a significant premium and certainty of value. Market reaction and feedback from CIRCOR shareholders indicate strong support for engagement and frustration with the status quo.

        We continue to believe our proposal of $45 per share is full and fair based on public information available to us. We are willing, however, to consider adjusting the price in our proposal if CIRCOR management engages with us and provides sufficient justification.

        When the Board of Directors rejected our proposal, it did so without any comment or invitation for a discussion. CIRCOR’s subsequent press release, which was issued in response to Crane’s public disclosure of its proposal, provided no significant rationale for its rejection. The absence of a substantive response from the Board of Directors was a disservice to CIRCOR shareholders.

        We are fully committed to pursuing our proposal. Given the strength of CIRCOR shareholder support, absent engagement, we will assess additional actions available to us in furtherance of the proposed transaction.

        This is a compelling opportunity to provide your shareholders with certainty of value at a significant premium, and to offer your employees and customers the ability to thrive under Crane Co.’s stewardship. We urge the Board of Directors to honor their fiduciary duties and promptly engage in meaningful, good-faith discussions with us.

Sincerely yours,
/s/ Max H. Mitchell
Max H. Mitchell
President and Chief Executive Officer

Advisors

        Crane Co. has retained Wells Fargo Securities as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor.

About Crane Co.

        Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane Co. provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. The Company has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. Crane Co. has approximately 12,000 employees in the Americas, Europe, the Middle East, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information, visit www.craneco.com.

Forward-Looking Statements—Disclaimer

        This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current beliefs, expectations, plans, assumptions and objectives regarding the future financial performance of Crane Co. (the “Company”) and CIRCOR International, Inc. (“CIRCOR”) and are subject to significant risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction between the Company and CIRCOR, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company’s or CIRCOR’s common stock. Any discussions contained in this communication, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in these forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, CIRCOR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”), and will be found in the definitive proxy statement that will be filed with the SEC by CIRCOR if a negotiated transaction is agreed to. Such reports are available on the SEC’s website (www.sec.gov). The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a solicitation of a proxy from any stockholder. This communication relates only to a proposal that the Company has made for a business combination with CIRCOR. In furtherance of the acquisition proposal, and subject to future developments, the Company and CIRCOR may file additional relevant materials with the SEC, including that CIRCOR will file a preliminary proxy statement on Schedule 14A if a negotiated transaction is agreed to. Following the filing of the definitive proxy statement with the SEC (if and when available), CIRCOR will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement, as well as other filings containing information about the Company and CIRCOR, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.craneco.com).

Contact:

Investors:
Jason D. Feldman
Director, Investor Relations
203-363-7329
superiorvalue@craneco.com
www.craneco.com

Scott Winter / Larry Miller / Gabrielle Wolf
Innisfree M&A Incorporated
212-750-5833

Media:
Tom Davies / Molly Morse
Kekst CNC
212-521-4873 / 212-521-4826
Tom.davies@kekstcnc.com /
Molly.morse@kekstcnc.com

        On June 4, 2019, at approximately 4:30 p.m. Eastern Time, the Company distributed the following message to its investors:

        “As we’ve been communicating directly to you, and our other shareholders, soon we will be providing an update on our financial outlook and ongoing business transformation, including initiatives to drive growth, expand margins, and strengthen the balance sheet. We value the constructive engagement we have had with our shareholders and look forward to discussing further details regarding our plans to deliver shareholder value.”

        On June 6, 2019, the Board held a special meeting. Representatives from Evercore Group L.L.C. (“Evercore”), whom the Board, on June 1, 2019, had approved to engage as a Company financial advisor, attended a portion of the meeting, during which members of the Evercore team were introduced to the Board. During the meeting, at the direction of the Board, representatives of Evercore provided the Board with Evercore’s perspective on certain matters in connection with the April 2019 Proposal. In addition, management reviewed a presentation to be made to stockholders of the Company.

        On June 6, 2019, Crane sent the Company a demand to inspect, among other items, the Company’s stock ledger, a list of the Company’s stockholders and various other books and records of the Company (the “220 Demand Letter”).

        On June 13, 2019, the Board held a meeting at which representatives from J.P. Morgan, Evercore, Ropes & Gray, Joele Frank and MacKenzie Partners were present for portions of the meeting. During the meeting, at the direction of the Board, representatives of the advisors reviewed with the Board information regarding the status of the April 2019 Proposal. Management reviewed with the Board the near-term plans for the Company in response to the April 2019 Proposal. At the meeting, management reviewed the presentation to be made to stockholders of the Company, as well as the five (5)-year forecast for the Company.

        On June 13, 2019, representatives from Ropes & Gray sent an e-mail to representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) in response to the 220 Demand Letter. On June 16, 2019, representatives from Ropes & Gray and Skadden executed a non-disclosure agreement, on behalf of their respective clients, regarding the provision of the materials subject to the 220 Demand Letter.

        On June 17, 2019, Crane and the Purchaser commenced the Offer for all of the outstanding Shares at the same $45.00 price per Share as the April 2019 Proposal. That morning, Crane and the Purchaser filed with the SEC the Schedule TO and Crane issued a press release announcing the commencement of the Offer.

        On June 17, 2019, at approximately 4:50 p.m. Eastern Time, the Company issued a “stop-look-and-listen” press release.

        On June 20, 2019, the Board held a special meeting for portions of which representatives from J.P. Morgan, Evercore and Ropes & Gray were present. At the meeting, the Ropes & Gray representative reviewed with the Board its fiduciary duties in the context of the Offer and discussed various options and the relevant timelines. The J.P. Morgan and Evercore representatives, independently, then discussed with the Board their respective financial analyses in respect of the Offer and the Proposed Merger. Each of J.P. Morgan and Evercore rendered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of the date of such opinion, and based upon and subject to the factors, assumptions, limitations and qualifications set forth in the written opinion, the consideration proposed to be paid to the stockholders (other than Crane and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinions of J.P. Morgan and Evercore, each dated June 20, 2019, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, is attached hereto as Annexes B and C, respectively. The Board then discussed the Offer and potential responses thereto. During this discussion, the Board considered potentially countervailing factors and risks, including the fact that the Offer, if consummated, would provide stockholders with certainty of value and liquidity; the fact that the financial improvements discussed below may not be realized; and the fact that the consummation of the Offer is not conditioned on Crane obtaining financing. Following discussion, the Board unanimously determined that the Offer substantially undervalues the Company and is low-value, highly conditional and opportunistic and that the Offer is not in the best interests of the Company or its stockholders.

  Reasons for the Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial advisors and outside legal counsel, the Board has unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders.

        In reaching its determination to reject the Offer, the Board considered numerous reasons in consultation with the Company’s management and its financial advisors and outside legal counsel, including but not limited to, the following:

The Offer is inadequate and substantially undervalues the Company.

  •
  The Board believes that execution of the Company’s strategic plan will deliver significantly greater value in the near-term and the long-term for the Company’s stockholders.

  •
  The Company is executing a detailed plan to deliver substantial earnings growth, while deleveraging the Company, over the next eighteen (18) months. The Company expects the strategic plan to generate significant stockholder value. The Company is confident in its outlook because it is based largely on actions in its control, as well as a higher visibility business mix as a result of the transformation. In addition, the outlook includes cost actions that have been executed or are in the process of being executed. The Company’s strategic plan includes:

  •
  delivering 2020 adjusted EBITDA of $165 million, up 37% over pro forma 2018;

  •
  expanding adjusted EBITDA margin to 14.9% in 2020, up from 10.8% in pro forma 2018; and

  •
  reducing the Company’s net leverage ratio from 5.5x in pro forma 2018 to approximately 3.5x in 2020.

  •
  In addition to the upside from the Company’s strategic plan, further upside opportunities could drive substantial additional stockholder value. Continued portfolio optimization and non-core divestitures may contribute to further debt reduction and potential multiple expansion. Also, although the Company has taken a conservative view of its prospects in cyclical markets (upstream oil & gas, commercial marine), a recovery in those markets could drive additional earnings growth and cash generation.

The Company has strengthened and streamlined the business, positioning itself for increased revenue and profitability growth.

  •
  Eighty-three percent (83%) of the Company’s revenue in 2018 is from less cyclical, diversified end markets, up from forty-four percent (44%) in 2014.

  •
  Seventy-five percent (75%) of the Company’s revenue in 2018 is from differentiated products, up from forty-six percent (46%) in 2014.

  •
  Twenty-six percent (26%) of the Company’s revenue in 2018 is higher-margin aftermarket, up from six percent (6%) in 2014.

  •
  The Company simplified and streamlined the business across multiple fronts (each of the following excludes the impact of acquired businesses):

  •
  reduced its manufacturing footprint with an approximately forty percent (40%) decrease in the number of factories since 2014 and significantly improved scale at remaining factories;

  •
  increased supplier efficiency, which has yielded material savings and improved both quality and delivery, as the Company has reduced its number of suppliers by approximately fifty-five percent (55%) since 2014, helping to drive annual savings of $9 million, net of inflation, over the last three (3) years;

  •
  decreased the number of business units by approximately forty-five percent (45%) since 2014, resulting in a significant reduction in overhead staff, market and customer aligned business units and increased business scale that attracts stronger talent; and

  •
  streamlined the number of enterprise resource planning systems, with an approximately forty-five percent (45%) decrease in the number of systems since 2014, which has enabled consistent best practices and lowered risk by eliminating unsupported systems.

The Company has taken significant actions to de-risk and transform the business into a diversified global flow control technology company.

  •
  The Company reduced exposure to upstream oil & gas by repositioning the Company during an unprecedented and protracted downturn in the upstream oil & gas market.

  •
  The Company has taken aggressive actions inside the energy group, including executing non-core divestitures, exiting unprofitable businesses, consolidating factories and significant simplification and restructuring.

  •
  The Company has made significant investments to grow and improve the aerospace & defense business. The Company has driven aerospace & defense adjusted EBITDA from $22 million in 2014 to $40 million in 2018, an increase of eighty-two percent (82%), and expanded adjusted EBITDA margin by over 630bps.

  •
  The Company also transformed its small industrial business into its largest group as part of the Colfax Fluid Handling integration. In 2018, the Company increased the industrial group’s adjusted EBITDA by approximately forty percent (40%) and adjusted EBITDA margins by 350bps versus 2017 combined results. The substantial increase in results was driven by synergies, G&A reduction, value pricing and the implementation of the CIRCOR Operating System. The Company also launched nine (9) new products in 2018, and expects to launch an additional nine (9) new products in 2019. The Industrial Group ended 2018 with a record backlog.

Recent investments are expected to drive additional future growth.

  •
  The Company has transformed its portfolio by deploying capital on accretive acquisitions. The recent acquisitions of Critical Flow Solutions, a high technology business serving the downstream oil & gas market, and Colfax Fluid Handling, a severe-service pump technology business with diversified end markets and significant aftermarket exposure, greatly improved the quality of the Company’s revenues and profitability. Both acquisitions are performing well and are exceeding initial synergy targets. Both are delivering a strong return on invested capital, including

  •
  10.7% in 2018 (year two) for Critical Flow Solutions, which is expected to be more than 12% by year three; and

  •
  8.8% in 2018 (year one) for Colfax Fluid Handling, which is expected to be more than 11% by year three.

  •
  The Company has invested in organic growth by expanding sales and engineering across the Company while establishing a Product Management function that did not exist five (5) years ago. In 2019, the Company anticipates launching at least thirty-five (35) new products, an approximately forty-five percent (45%) increase over 2018. Products launched within three (3) years of the current year are expected to generate approximately $70 million of revenue in 2019.

The Offer is opportunistically timed.

  •
  The Offer is opportunistically timed just as the Company is poised to deliver substantial value associated with its transformation, taking away value that rightfully belongs to the Company’s stockholders.

  •
  The Offer was made at a time when the Company’s stock price was in the process of a rapid upswing with significant momentum; prior to the Offer, the Company’s stock was up forty-four percent (44%) year-to-date.

  •
  The Offer was made prior to the Company’s release of its current 2020 financial targets, which imply substantial value creation.

  •
  Crane attempts to take advantage of the Company’s temporarily elevated leverage levels, although the Company has a clear line of sight into significant deleveraging. Net leverage is expected to be down 2x to approximately 3.5x by 2020.

  •
  The Offer represents a price that is fourteen percent (14%) below the Company’s 52-week high.

  •
  Crane is attempting to justify its undervalued Offer by making inaccurate statements and focusing on the Company’s past product portfolio and the impact of headwinds in upstream oil & gas—failing to recognize our recent transformation and opportunities for near-term value creation.

The Board has received an inadequacy opinion from each of its financial advisors.

  •
  The Board considered the fact that its financial advisor J.P. Morgan rendered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of the date of such opinion, and based upon and subject to the factors, assumptions, limitations and qualifications set forth in the written opinion, that the consideration proposed to be paid to the Company’s stockholders pursuant to the Offer is inadequate, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated June 20, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B. J.P. Morgan provided its opinion to the Board

    (in its capacity as such) in connection with and for purposes of its evaluation of the Offer. The opinion of J.P. Morgan does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer.

  •
  The Board considered the fact that its financial advisor Evercore rendered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the written opinion, that the consideration proposed to be paid to the Company’s stockholders (other than Crane and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders. The full text of the written opinion of Evercore, dated June 20, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C. Evercore provided its opinion for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the Offer and the Proposed Merger. The opinion of Evercore does not constitute a recommendation to the Board or to any other person in respect of the Offer or the Proposed Merger, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Offer or the Proposed Merger.

The conditions to the Offer create significant uncertainty and risk.

  •
  The Offer contains numerous conditions, including, among many others, the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition and the Impairment Condition. See also “Item 2—Identity and Background of Filing Person—Tender Offer” above and Annex A hereto. As a result, the Offer puts the Company and its stockholders at substantial risk that it will never be consummated.

  •
  The Offer includes conditions providing the Purchaser broad discretion to decide not to purchase the Shares. For example, the Offer provides that if at any time prior to the consummation of the Offer, there occurs any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in Crane’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company, Crane may terminate the Offer. In addition, the Offer provides that Crane may terminate the Offer if there is any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of fifteen percent (15%), measured from the close of business on June 14, 2019. The Offer also provides that Crane may terminate the Offer if the Company adopts a stockholder rights agreement.

  •
  There is no guarantee that the Offer can or will be completed as soon as Crane contemplates in its Offer materials. The Offer does not initially expire until July 16, 2019, and this date may be extended by Crane or the Purchaser, subject to compliance with applicable securities laws, in its sole discretion.

  •
  Crane and the Purchaser expressly reserves the right to amend the terms of the Offer at any time before it expires, including by decreasing the Offer price per Share or by changing the number of Shares being sought or the type of consideration.

 ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY
RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND
NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

        The foregoing discussion of the information and reasons identified by the Board is not intended to be exhaustive, but includes the material information, reasons and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various reasons listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s independent financial and legal advisors. In light of the number and variety of reasons that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons summarized above in reaching its recommendation. In addition, individual members of the Board may have given different weight to different reasons. After considering the totality of the information and reasons, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

        Neither the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the Company’s directors, executive officers, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Pursuant to a letter agreement dated as of May 15, 2019, as amended on June 21, 2019, the Company has retained J.P. Morgan as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Board selected J.P. Morgan based on its qualifications, expertise, reputation and knowledge of the industry in which the Company operates and its familiarity with the business and affairs of the Company. The Company has agreed to pay J.P. Morgan advisory fees as well as a potential transaction fee in the event of a sale. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses in connection with its engagement and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagement.

        Pursuant to a letter agreement dated as of June 15, 2019, the Company has retained Evercore as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Board selected Evercore based on its qualifications, expertise, reputation and relevant experience. The Company has agreed to pay Evercore advisory fees as well as a potential transaction fee in the event of a sale. In addition, the Company has agreed to reimburse Evercore for its reasonable expenses in connection with its engagement and to indemnify Evercore against certain liabilities relating to or arising out of the engagement.

        The Company has engaged MacKenzie Partners to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

        The Company has also retained Joele Frank as its communications consultant in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities resulting from, or relating to, materials prepared, or statements made, by Joele Frank based on information provided by the Company.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Except as set forth below, during the past sixty (60) days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Tanya Dawkins	04/26/2019	Acquisition—Vesting of RSUs	245	$40.89
Tanya Dawkins	04/26/2019	Disposal—Sale to cover withholding tax	86	$40.89

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

        Except as described in “Item 4—Background of the Offer and Reasons for Recommendation—Background of the Offer,” the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and the Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

        Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or contracts entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the second paragraph of this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Proposed Merger. For purposes of this table, the Company has assumed that the Offer, the Proposed Merger and any qualifying termination of employment occur on June 18, 2019 with respect to each named executive officer, the stock price is $45.00 per share, and no withholding taxes or reductions for potential golden parachute excise taxes are applicable to any payments set forth in the table. The Company has rounded all dollar amounts to the nearest whole dollar.

        The table below describes the estimated potential payments to each of our named executive officers under the terms of their respective executive change of control agreements as amended from time to time, together with the value of the unvested Options, RSUs and PSUs that would be accelerated upon a change of control. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the effective date of the Offer or the value of payments or benefits that are not based on or otherwise related to the Offer.

        The amounts shown in the table are estimates only and are based on assumptions and information available as of June 18, 2019. The actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination, and are subject to reduction if doing so results in a larger net-after tax benefit for the named executive officer.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Scott Buckhout	3,221,400	6,900,870	60,985	10,183,255
Chadi Chahine	1,344,000	789,734	48,992	2,182,726
Sumit Mehrotra	1,280,000	1,119,687	60,985	2,460,672
Lane Walker	1,334,646	859,180	60,985	2,254,811
Arjun Sharma	955,034	1,123,938	20,148	2,074,086

(1)
The termination benefits payable under these agreements are “double trigger” meaning that eligibility to receive the benefits requires a qualifying termination within twelve (12) months of the change of control. For this purpose, a “qualifying termination” is defined as a termination of the executive’s employment without cause or a resignation by the executive with good reason, as such terms are defined in the executive change of control agreement. The amount of cash severance benefits is equal to two (2) times the sum of the named executive officer’s current base salary and current target annual incentive compensation (for Mr. Sharma, this amount is equal to two (2) times his base salary at the time of termination plus his highest actual annual incentive compensation under the Company’s Executive Bonus Compensation Plan in the three (3) immediately preceding fiscal years). Cash severance payments are paid in a lump sum within thirty (30) days of the qualifying termination. The executive change of control agreements provide for non-competition and non-solicitation covenants that extend for twelve (12) months following a qualifying termination. For a description of the severance payments and benefits payable on a qualifying termination, see “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Potential Severance and Change of Control Benefits” above.

  The current base salary and current target annual incentive compensation for each named executive officer entitled to severance under an executive change of control severance agreement effective as of the date hereof is:

Name	Annual Base Salary ($)	Target Annual Incentive (% of Base Salary)
Scott Buckhout	767,000	110%
Chadi Chahine	420,000	60%
Sumit Mehrotra	400,000	60%
Lane Walker	417,077	60%
Arjun Sharma	310,000	50%
(2)
The amounts listed in this column represent estimated payments in cancellation of (i) unvested Options held by each named executive officer, calculated based on (a) the number of Shares subject to the unvested Options that would be canceled multiplied by (b) the excess of $45.00 over the per Share exercise price applicable to the Options that would be canceled, (ii) RSUs held by each named executive officer, calculated as the product of (a) $45.00 per Share multiplied by (b) the number of RSUs being canceled and (iii) PSUs held by each named executive officer, calculated as the product of (a) $45.00 per Share multiplied by (b) the number of Shares underlying the PSUs being cancelled, with performance deemed achieved at target. All of these awards granted prior to 2019 are “single trigger” (i.e., payable solely on account of a change of control) and amounts payable to the executive officers will be paid promptly after a purchase of Shares under the Offer that constitutes a change of control. With respect to all equity awards granted in 2019, it is intended that payments be made shortly after a qualifying termination that occurs during the one (1)-year period following a change of control. Further details are set forth under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer and the Proposed Merger—Treatment of Stock Options and Treatment of Restricted Stock Units and Performance Share Units” above.

Name	Value of Options ($)	Value of RSUs ($)	Value of PSUs ($)	Total ($)
Scott Buckhout	1,477,155	1,519,920	3,903,795	6,900,870
Chadi Chahine	91,244	444,150	254,340	789,734
Sumit Mehrotra	82,257	662,715	374,715	1,119,687
Lane Walker	72,040	586,395	200,745	859,180
Arjun Sharma	64,413	721,845	337,680	1,123,938

  As noted above, all of the outstanding equity awards granted prior to 2019 are “single trigger” (i.e., payable solely on account of a change of control), and amounts payable to the executive officers will be paid promptly after a purchase of shares under the Offer that constitutes a change of control. The value of such “single trigger” payments for each named executive officer based on a $45.00 per Share Offer price is as follows: $2,863,653 for Scott Buckhout, $0 for Chadi Chahine, $402,667 for Sumit Mehrotra, $0 for Lane Walker and $515,399 for Arjun Sharma.

(3)
Pursuant to their change of control severance agreements, the amounts in this column represent the estimated cost of providing health insurance coverage, for two (2) years, that is substantially similar to the coverage received prior to the date of termination of the named executive’s employment by the Company without cause or by the named executive officer for good reason within twelve (12) months following a change of control. For a description of the severance payments and benefits payable on a qualifying termination, see “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Potential Severance and Change of Control Benefits” above.

Regulatory Approvals

        U.S. Antitrust Clearance.    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the HSR Act, the Purchaser is required to file a Notification and Report Form with the Antitrust Division and the FTC relating to its proposed acquisition of the Company. The Company will be required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division at or before 5:00 p.m. Eastern Time on the tenth (10th) day following the Purchaser’s filing of its Notification and Report Form. To the knowledge of the Company, as of the date of this Statement, the Purchaser has not yet filed any Notification and Report Form with the Antitrust Division or the FTC in connection with the Offer.

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated following the expiration of a fifteen (15)-day waiting period following the filing by the Purchaser of its Notification and Report Form with respect to the Offer, unless the Purchaser receives a request for additional information or documentary material from the Antitrust Division or the FTC or both agencies grant early termination of the waiting period. If, within the initial fifteen (15)-day waiting period, either the Antitrust Division or the FTC were to issue a request for additional information or documentary material concerning the Offer, the HSR Act provides that the waiting period would expire ten (10) days after the date the Purchaser certifies substantial compliance with such request.

        Subject to certain circumstances described in the Offer to Purchase under “The Offer—Section 14—Conditions of the Offer” any extension of the waiting period will not give rise to any withdrawal rights of Crane or the Purchaser not otherwise provided for by applicable law. If the acquisition of Shares by the Purchaser is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended by Crane and the Purchaser.

        At any time before or after the Purchaser’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or the Purchaser or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof. If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Crane and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

        Additionally, the Purchaser may terminate the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state or a private party has commenced or threatens to commence an action or proceeding against the Offer or Proposed Merger, among other things, threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, (i) challenging or seeking to make illegal, delay or otherwise restrain or prohibit the making of the Offer, the acceptance for payment of or payment for any Shares by Crane or the consummation by Crane of a merger or other similar business combination involving the Company, (ii) seeking to obtain material damages in connection with, or otherwise relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (iii) seeking to restrain or prohibit the exercise of Crane’s full rights of ownership or operation by Crane of all or any portion of Crane’s business or assets or those of the Company or to compel Crane to dispose of or hold separate all or any portion of its business or assets or those of the Company or seeking to impose any limitation on Crane’s ability to conduct such businesses or own such assets, (iv) seeking to impose limitations on Crane’s ability to exercise full rights of ownership of the Shares, including the right to vote any Shares, (v) seeking to require divestiture by Crane of any Shares, (vi) seeking relief that if granted will result in a material diminution in the benefits expected, in Crane’s reasonable judgment, to be derived by Crane as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (vii) that otherwise, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Crane. See “The Offer—Section 14—Conditions of the Offer” in the Offer to Purchase for additional information regarding conditions to the Offer.

        Foreign Antitrust Considerations.    The Company has a number of foreign subsidiaries, and interests in foreign joint ventures, including in Barbados, Brazil, Canada, China, Finland, France, Germany, Italy, India, Luxembourg, Malaysia, Mexico, Morocco, the Netherlands, Norway, Singapore, Sweden, the United Arab Emirates and the United Kingdom and has more than half of its sales in countries outside the United States. As a result, the Offer may be subject to antitrust filings in certain of the jurisdictions in which the Company or the Purchaser conducts operations. The Purchaser has stated in the Offer to Purchase that it will also comply with any antitrust clearance filing requirements imposed in foreign jurisdictions. Competition authorities in those countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares pursuant to the Offer or seek the divestiture of the Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or the Purchaser or its subsidiaries. There can be no assurance that the Purchaser will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

Delaware Business Combination Statute

        As a publicly-traded Delaware corporation, the Company is subject to the provisions of Section 203 of the DGCL, which imposes restrictions upon certain business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203. In general, Section 203 prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three (3) years following the time such person became an interested stockholder unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether to tender or exchange shares); or

  •
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six-and-two-thirds percent (66-2/3%) of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        For purposes of Section 203, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner or the deemed owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

        A Delaware corporation may elect not to be covered by Section 203 in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by an affirmative vote of a majority of the outstanding Shares entitled to vote thereon. An amendment to a corporation’s certificate of incorporation or bylaws electing not to be governed by Section 203 is not effective until twelve (12) months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

        Neither the Company’s certificate of incorporation nor bylaws exclude the Company from the coverage of Section 203. Unless the Purchaser’s acquisition of fifteen percent (15%) or more of the Shares is approved by the Board prior to the consummation of the Offer, Section 203 will prohibit consummation of a merger (or any other business combination with the Purchaser or any affiliate or associate thereof), including the Proposed Merger, for a period of three (3) years following consummation of the Offer unless each such merger or business combination is approved by the Board and holders of sixty-six-and-two-thirds percent (66-2/3%) of the Shares, excluding the Purchaser, or unless the Purchaser acquires at least eighty-five percent (85%) of the Shares in the Offer (as calculated above). The provisions of Section 203 would be satisfied and the restrictions on business combinations would not apply if, prior to the consummation of the Offer, the Board approves the Offer.

Massachusetts Takeover Bid Statute

        Chapter 110C of the Massachusetts General Laws addresses take-over bids, which include acquisitions or offers to acquire more than ten percent (10%) of the outstanding equity securities of a target with its principal place of business in Massachusetts. Chapter 110C requires a bidder to publicly announce the terms of its offer and file certain disclosures with the Secretary of the Commonwealth of Massachusetts prior to making a take-over bid, and authorizes the Secretary of the Commonwealth of Massachusetts to hold a hearing regarding the take-over bid. Under Chapter 110C, a bidder that fails to disclose its intent to gain control over a target company prior to acquiring five percent (5%) of the target company’s stock is precluded from making a takeover bid for one (1) year after crossing the five percent (5%) threshold. Penalties for violating Chapter 110C include imprisonment for up to three (3) years. Chapter 110C is similar, but not identical, to an Illinois statute that the Supreme Court determined was unconstitutional, and the United States Court of Appeals for the First Circuit has indicated that Chapter 110C is likely unconstitutional.

Appraisal Rights

        Stockholders do not have appraisal rights in connection with the Offer. However, if the Proposed Merger is completed, stockholders of the Company who do not tender their Shares in the Offer, continue to hold Shares at the time of completion of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders of the Company should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

        If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw a demand for appraisal by delivering to the surviving corporation in the Proposed Merger a written withdrawal of the demand for appraisal and acceptance of the Proposed Merger.

        Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to Section 262, which is attached to this Schedule 14D-9 as Annex E.

        IF THE OFFER IS SUCCESSFUL AND THE PROPOSED MERGER IS CONSUMMATED, COMPANY STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO, BUT RATHER, WILL RECEIVE THE OFFER PRICE.

        Any stockholder of the Company contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to properly demand and perfect such rights.

Delaware Back-End Merger Statute

        Section 251(h) provides that, following the consummation of a tender offer, approval by the stockholders of a constituent corporation (the “target corporation”) will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement must expressly permit or require that the merger will be effected pursuant to Section 251(h) and must provide that the merger shall be effected as soon as practicable following the consummation of the tender offer if such merger is effected under Section 251(h); the corporation making the tender offer (the “purchaser”) must consummate a tender offer for any and all outstanding shares (subject to certain exceptions permitted by Section 251(h)) on the terms provided in the merger agreement that, absent Section 251(h), would be entitled to vote on the adoption or rejection of the merger agreement; following the consummation of the tender offer, the shares irrevocably accepted for purchase or exchange pursuant to such tender offer and received by the depository prior to the expiration of such tender offer, plus the shares otherwise owned by the purchaser, equals at least that percentage of stock of the target corporation that, absent Section 251(h) would be required to adopt the merger agreement by the DGCL or the target corporation’s certificate of incorporation; the purchaser must merge with or into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are the subject of the tender offer and not irrevocably accepted for purchase or exchange in the tender offer must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation irrevocably accepted for purchase or exchange in the tender offer.

        If the Purchaser enters into a definitive merger agreement with the Company with respect to the Proposed Merger, then such merger agreement will be required to expressly state that the Proposed Merger is governed by Section 251(h) in order to complete the subsequent merger pursuant to Section 251(h) following the consummation of a tender offer. According to the Offer to Purchase, if the conditions to Section 251(h) are satisfied, the Purchaser intends to complete the Proposed Merger as a second-step merger pursuant to Section 251(h), which would not require a vote of the stockholders of the Company.

Delaware Law

        The Proposed Merger would need to comply with various applicable procedural and substantive requirements of Delaware law in addition to those discussed above. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. The Purchaser would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their Shares are purchased by the Purchaser pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Forward-Looking Statements

        This Statement contains forward-looking statements. Reliance should not be placed on forward-looking statements because they involve risks, uncertainties and other factors, which are, in some cases, beyond the control of the Company. Any statements in this Statement that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to the Company’s future performance and strategic priorities, including realization of cost reductions from restructuring activities and expected synergies, the Company’s plans to strengthen its portfolio and reduce debt, the Company’s corporate priorities, including any plans to evaluate the sale of non-core assets and the Company’s estimated 2019 and 2020 financial performance. Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to vary from expectations include, but are not limited to: the Company’s ability to respond to competitive developments and to grow its business, both domestically and internationally; changes in the cost, quality or supply of raw materials; the Company’s ability to comply with its debt obligations; the Company’s ability to successfully implement its acquisition, divestiture or restructuring strategies, including its integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and the Company’s ability to operate its manufacturing facilities at current or higher levels and respond to increases in manufacturing costs. For a more detailed discussion of such risks and other factors, we strongly advise you to read the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and subsequent reports on Forms 10-Q, which can be accessed under the “Investors” link of the Company’s website at www.circor.com. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.    Materials to Be Filed as Exhibits.

Exhibit No.	Document
(a)(1)	Press release issued by the Company on June 24, 2019 relating to recommendation.
(a)(2)	Press release issued by the Company on June 24, 2019 including a letter to stockholders.
(a)(3)	Opinion of J.P. Morgan, dated June 20, 2019 (included as Annex B to this Schedule 14D-9).
(a)(4)	Opinion of Evercore, dated June 20, 2019 (included as Annex C to this Schedule 14D-9).
(a)(5)	Investor Presentation, dated June 24, 2019 (included as Annex F to this Schedule 14D-9).
(e)(1)	Excerpts of Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 29, 2019.
(e)(2)
Amended and Restated Certificate of Incorporation of CIRCOR International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on October 29, 2009).
(e)(3)	Amended and Restated By-Laws of CIRCOR International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on October 31, 2013).
(e)(4)
Form of Indemnification Agreement entered into by the Company and its directors and certain of its officers (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K, filed with the SEC on March 12, 2003).
(e)(5)
CIRCOR International, Inc. Amended and Restated 1999 Stock Option and Incentive Plan (as amended, the “1999 Stock Option and Incentive Plan”) (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8, File No. 333-125237, filed with the SEC on May 25, 2005).
(e)(6)	First Amendment to the 1999 Stock Option and Incentive Plan, dated as of December 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on December 7, 2005).
(e)(7)	Second Amendment to the 1999 Stock Option and Incentive Plan, dated as of February 12, 2014 (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-K, filed with the SEC on March 1, 2018).
(e)(8)
Form of Non-Qualified Stock Option Agreement for Employees (Three Year Cliff Vesting) under the 1999 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed with the SEC on May 10, 2010).
(e)(9)
Form of Restricted Stock Unit Agreement for Employees and Directors under the 1999 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.30 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(10)
CIRCOR International, Inc. 2014 Stock Option and Incentive Plan (the “2014 Stock Option and Incentive Plan”) (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement, filed with the SEC on March 21, 2014).
(e)(11)	First Amendment to the 2014 Stock Option and Incentive Plan, dated February 12, 2014 (incorporated by reference to Exhibit 10.36 to the Company’s Form 10-K, filed with the SEC on February 18, 2015).

Exhibit No.	Document
(e)(12)	Form of Restricted Stock Unit Agreement for Directors under the 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.31 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(13)
Form of Non-Qualified Stock Option Agreement for Employees under the 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.34 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(14)
Form of Restricted Stock Unit Agreement for Employees under the 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.35 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(15)
Form of Performance-Based Restricted Stock Unit Agreement for Employees and Directors under the 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.32 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(16)
CIRCOR International, Inc. Amended and Restated Management Stock Purchase Plan dated as of January 1, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K, filed with the SEC on March 1, 2018).
(e)(17)
Form of Management Stock Purchase Plan Restricted Stock Unit Agreement For Employees and Directors under the 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.33 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(18)
Executive Change of Control Agreement, dated as of April 9, 2013, between the Company and Scott A. Buckhout (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K, filed with the SEC on April 15, 2013).
(e)(19)
Executive Change of Control Agreement, dated as of January 8, 2016, between the Company and David Mullen (incorporated by reference to Exhibit 10.29 the Company’s Form 10-K, filed with the SEC on February 23, 2016).
(e)(20)
Executive Change of Control Agreement, dated as of 2016, between the Company and Sumit Mehrotra (incorporated by reference to Exhibit 10.37 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(21)
Executive Change of Control Agreement between the Company and Arjun Sharma, dated September 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q, filed with the SEC on October 29, 2009).
(e)(22)
Amendment to Executive Change of Control Agreement between the Company and Arjun Sharma, dated November 4, 2010 (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K, filed with the SEC on November 5, 2010).
(e)(23)
Executive Change of Control Agreement between the Company and Chadi Chahine, dated January 7, 2019 (incorporated by reference to Exhibit 10.39 to the Company’s Form 10-K, filed with the SEC on March 1, 2019).
(e)(24)
Executive Change of Control Agreement between the Company and Lane Walker, dated October 10, 2018 (incorporated by reference to Exhibit 10.41 to the Company’s Form 10-K, filed with the SEC on March 1, 2019).
(e)(25)	Severance Agreement, dated as of April 9, 2013, between the Company and Scott A. Buckhout (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on April 15, 2013).

Exhibit No.	Document
(e)(26)	Severance Agreement, dated as of December 9, 2016, between the Company and Sumit Mehrotra (incorporated by reference to Exhibit 10.39 of the Company’s Form 10-K, filed with the SEC on February 21, 2017).
(e)(27)	Severance Agreement, dated as of April 21, 2017, between the Company and Arjun Sharma (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed with the SEC on April 28, 2017).
(e)(28)	Severance Agreement, dated January 7, 2019, between the Company and Chadi Chahine (incorporated by reference to Exhibit 10.40 to the Company’s Form 10-K, filed with the SEC on March 1, 2019).
(e)(29)	Severance Agreement, dated October 10, 2018, between the Company and Lane Walker (incorporated by reference to Exhibit 10.42 to the Company’s Form 10-K, filed with the SEC on March 1, 2019).
(e)(30)
CIRCOR International, Inc. 2019 Stock Option and Incentive Plan (the “2019 Plan”) (incorporated by reference to Exhibit B to the Company’s Definitive Proxy Statement, filed with SEC on March 29, 2019).
(e)(31)	Amendment to Executive Change of Control Agreement between the Company and Sumit Mehrotra, dated January 2, 2019.
(e)(32)	Amendment to Executive Change of Control Agreement between the Company and Chadi Chahine, dated June 21, 2019.
(e)(33)	Amendment to Executive Change of Control Agreement between the Company and Tony Najjar, dated June 21, 2019.
(e)(34)	Amendment to Executive Change of Control Agreement between the Company and Lane Walker, dated June 21, 2019
(e)(35)	Second Amendment to Executive Change of Control Agreement between the Company and Scott Buckhout, dated June 21, 2019.
(e)(36)	Second Amendment to Executive Change of Control Agreement between the Company and Andrew Farnsworth, dated June 21, 2019.
(e)(37)	Second Amendment to Executive Change of Control Agreement between the Company and Sumit Mehrotra, dated June 21, 2019.
(e)(38)	Third Amendment to Executive Change of Control Agreement between the Company and Arjun Sharma, dated June 21, 2019.
(e)(39)	Second Amendment to Executive Change of Control Agreement between the Company and David Mullen, dated June 21, 2019

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CIRCOR INTERNATIONAL, INC.
By:	/s/ SCOTT A. BUCKHOUT Scott A. Buckhout President and Chief Executive Officer

Dated: June 24, 2019

 Annex A

Conditions to the Offer

        The Schedule TO provides that consummation of the Offer is conditioned upon, among other things:

            (i)  there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”);

           (ii)  Crane, the Purchaser and the Company having entered into a definitive merger agreement with respect to the acquisition of the Company by Crane providing for a second step merger pursuant to Section 251(h), with the Company surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of the Company, to be effected as soon as practicable following the consummation of the Offer (the “Merger Agreement Condition”);

          (iii)  the Board having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”);

          (iv)  the waiting period under the HSR Act, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein (however, Crane or the Purchaser may, but need not, extend the Offer if consummation of the Offer is delayed pursuant to a request for additional information or documentary material by any federal, state or foreign government, governmental authority or agency on antitrust grounds) (the “Antitrust Condition”); and

           (v)  the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to Crane of the acquisition of the Company (the “Impairment Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

        The Schedule TO provides that, notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, before the Expiration Date, the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, or the Impairment Condition have not been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

            (i)  there is threatened, instituted or pending any litigation, claim, action, proceeding or investigation, before any domestic, state, federal, foreign or supranational government, governmental, regulatory or administrative authority or agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each a “Governmental Entity”) or any other person (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Crane or any of its subsidiaries or affiliates or the consummation by Crane or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain, prohibit or limit the exercise of Crane’s full rights of ownership or operation by Crane or any of its subsidiaries or affiliates of all or any portion of Crane’s business or assets or those of the Company or any of Crane’s or the Company’s respective subsidiaries or affiliates or to compel Crane or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of Crane’s business or assets or those of the Company or any of Crane’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on Crane’s, the Company’s or any of their subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on Crane’s ability or that of any of Crane’s subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Crane or any of its subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture or sale by Crane or any of its subsidiaries or affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected to be derived by Crane or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Crane or any of its subsidiaries or affiliates;

           (ii)  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Crane, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in Crane’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

          (iii)  any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after the date of the announcement of the Offer, that in Crane’s reasonable judgment, is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates or the Purchaser shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have a material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the Purchaser or any of its subsidiaries or affiliates, or Crane becomes aware that any material contractual right or obligation of the Company or any of its subsidiaries that, in Crane’s reasonable judgment, could result in a material decrease in the value of the Shares to us purchased in the Offer;

          (iv)  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of fifteen percent (15%), measured from the close of business on June 14, 2019, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in Crane’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Crane’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

           (v)  (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Crane otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

          (vi)  the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Crane or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Crane or its consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or Crane becomes aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, (1) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Crane becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (m) adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “stockholder rights plan” or “poison pill” or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of the Company;

         (vii)  Crane becomes aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Crane or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer), (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in Crane’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Crane or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Crane or its consummation of a merger or other similar business combination involving the Company) (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer) or (c) that any report, document, instrument, financial statement or schedule of the Company filed with the SEC contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

        (viii)  Crane or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or Crane and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

          (ix)  the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Crane’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

           (x)  any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to Crane and the Purchaser or any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall not have expired.

        The foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by Crane in its discretion regardless of the circumstances giving rise to any such conditions or may be waived by Crane in its discretion in whole or in part at any time or from time to time before the Expiration Date. Crane expressly reserved the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Crane’s failure at any time to exercise Crane’s rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

        Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

 Annex B

J.P. Morgan

June 20, 2019

The Board of Directors Circor International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803

Members of the Board of Directors:

        You have requested our opinion as to the adequacy, from a financial point of view, to the holders (other than Crane (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of CIRCOR International, Inc., a Delaware corporation (the “Company”) of the $45.00 in cash per share (the “Consideration”) proposed to be paid to such holders pursuant to the Offer (as defined below). Pursuant to the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (collectively, the “Offer”) contained in the Tender Offer Statement on Schedule TO (together with all annexes and exhibits thereto, the “Offer Documents”) filed by Crane Co. (together with its subsidiaries, “Crane”) and CR Acquisition Company, a wholly owned subsidiary of Crane (“Offeror”), Crane, through Offeror, has made an offer for all of the outstanding Company Common Stock pursuant to a tender offer in which the holder of each outstanding share of Company Common Stock would be entitled to receive, in respect of such share, the Consideration. The Offer to Purchase further provides that, following completion of the Tender Offer and subject to the conditions set forth in the Offer to Purchase, Offeror expects that it would be merged with and into the Company (the “Merger” and, together with the Offer, the “Proposed Transaction”) and each remaining outstanding share of Company Common Stock will be converted in the merger into the right to receive an amount in cash equal to the highest price paid per share of Company Common Stock in the Offer, without interest.

        In connection with preparing our opinion, we have (i) reviewed the terms and conditions of the Offer as set forth in the Offer Documents and the exhibits thereto; (ii) reviewed the draft as of June 20, 2019 of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC on or about June 24, 2019, (iii) reviewed certain publicly available business and financial information concerning the Company and Crane and the industries in which they operate; (iv) compared the Consideration with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, their assessment of the strategic rationale of Crane, and the potential benefits for Crane, of the Proposed Transaction and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Offeror or Crane under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the adequacy, from a financial point of view, of the Consideration proposed to be paid to the holders of the Company Common Stock pursuant to the Offer and we express no opinion as to the adequacy of any consideration proposed to be paid in connection with the Offer to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company whether or not to recommend that the holders of Company Common Stock tender their shares in the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration proposed to be paid pursuant to the Offer or the fairness or adequacy of any other term or aspect of the Offer or the Proposed Transaction. Our opinion does not address the relative merits of the Offer as compared to other strategies or transactions that might be available to the Company or in which the Company might engage; nor does it address any legal, regulatory, tax or accounting matters.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

        We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Crane, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on Crane’s offering of debt securities which closed in February 2018 and as joint lead arranger and joint bookrunner on Crane’s revolving credit facility which closed in December 2017. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Crane, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Crane. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of each of the Company and Crane for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration proposed to be paid to the holders of the Company Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by an opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

 Annex C

Evercore

June 20, 2019

The Board of Directors
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803

Members of the Board of Directors:

        We understand that CR Acquisition Company (the “Offeror”), a wholly owned subsidiary of Crane Co. (“Crane”), commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of CIRCOR International, Inc. (the “Company”) for $45.00 per share (the “Consideration”). The terms and conditions of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement Schedule TO filed by Crane and the Offeror with the Securities and Exchange Commission (the “SEC”) on June 17, 2019 (the “Schedule TO”) provide for an offer for all of the Company Common Stock pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each share of Company Common Stock accepted. We note that, if the Offer is consummated, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining holders of Company Common Stock would receive the highest price paid per share of Company Common Stock pursuant to the Offer, without interest.

        The Board of Directors of the Company (the “Board”) has asked us for our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror and any of its affiliates) of Company Common Stock of the Consideration proposed to be paid to such holders pursuant to the Offer.

        In connection with rendering our opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC by the Company, as applicable since January 1, 2019;

  (ii)
  reviewed certain publicly available business and financial information relating to the Company and Crane that we deemed to be relevant, including publicly available research analysts’ estimates;

  (iii)
  reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company (“the Forecasts”), including the Base Case forecast, as approved for our use by the Company (the “Base Case Forecast”);

  (iv)
  discussed with management of the Company certain aspects of the Offer, their assessment of the strategic rationale of Crane, and the potential benefits for Crane of the Transactions, as well as their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts, including their views on the risks and uncertainties of achieving the Forecasts;

  (v)
  reviewed the reported prices and the historical trading activity of the Company Common Stock;

  (vi)
  compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

  (vii)
  compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

  (viii)
  reviewed the Schedule TO, including the Offer to Purchase and the related letter of transmittal contained therein;

  (ix)
  reviewed a draft of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC on June 24, 2019, in the form approved by you on June 20, 2019 (the “Recommendation”); and

  (x)
  performed such other analyses and examinations and considered such other factors that we deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Base Case Forecast, we have assumed with your consent that it has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the Forecasts or the assumptions on which they are based. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which the Company is or may be a party or is or may be subject, and this opinion does not consider the potential effects of any such litigation, actions, claims, other contingent liabilities or settlements. For purposes of our analysis and opinion, we have assumed that the statements made by Crane, the Board, the Company and others in the Offer, the Recommendation and any related documents are accurate and complete in all respects material to our analysis.

        We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the adequacy from a financial point of view to the holders (other than the Offeror and any of its affiliates) of Company Common Stock, as of the date hereof, of the Consideration proposed to be paid to such holders pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the fairness or adequacy of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness or adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Transactions or entered into or amended in connection with the Transactions. Our opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. Our opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transactions. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        We have acted as financial advisor to the Company in connection with the Transactions and we will receive fees for our services. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Crane (or any of its affiliates) and we have not received any compensation from Crane (or any of its affiliates) during such period. We may provide financial advisory or other services to the Company, Crane or any of their affiliates in the future, and in connection with any such services we may receive compensation.

        Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Crane, potential parties to the Transactions and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Crane.

        Our financial advisory services and this opinion are provided for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

        This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the SEC and required to be mailed by the Company to its stockholders relating to the Transactions.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Company Common Stock (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ WILLIAM D. ANDERSON, JR.
William D. Anderson, Jr. Senior Managing Director

 Annex D

Reconciliation of Non-GAAP Financial Measures

        Within this Statement, the Company uses non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and net debt. These non-GAAP financial measures are used by management in the Company’s financial and operating decision making because the Company believes they reflect its ongoing business and facilitate period-to-period comparisons. The Company believes these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the Company’s current financial results with the Company’s past financial results in a consistent manner.

        For example:

  •
  The Company excludes costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. The Company believes that the costs related to these restructuring activities are not indicative of the Company’s normal operating costs.

  •
  The Company excludes certain acquisition-related costs, including significant transaction costs and amortization of inventory and fixed-asset step-ups and the related tax effects. The Company excludes these costs because it does not believe they are indicative of the Company’s normal operating costs.

  •
  The Company excludes the expense and tax effects associated with the non-cash amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives up to twenty-five (25) years. Exclusion of the non-cash amortization expense allows comparisons of operating results that are consistent over time for both the Company’s newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

  •
  The Company also excludes certain gains/losses and related tax effects, which are either isolated or cannot be expected to occur again with any predictability, and that the Company believes are not indicative of its normal operating gains and losses. For example, the Company excludes gains/losses from items such as the sale of a business, significant litigation-related matters and lump-sum pension plan settlements.

        The Company’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the Company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. The Company uses such measures when publicly providing its business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in its financial and operating decision-making process, including for compensation purposes.

        Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States.

        The Company is not able to provide a reconciliation of its non-GAAP financial guidance to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

        We completed the acquisition of Colfax Corporation’s Fluid Handling business in the fourth quarter of 2017. We present adjusted combined information for the year ended December 31, 2017, which presents the combined results of operations as if the acquisitions had been completed on January 1, 2017. The unaudited combined results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited combined results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

        During the first quarter of 2019, we completed the sale of the Reliability Services business for net cash proceeds of $82 million. We present adjusted pro forma income statement information for the year ended December 31, 2018, which gives effect to the sale as if it had occurred on January 1, 2018. We also present balance sheet information (debtless cash) as if the divestiture was completed on December 31, 2018. Such information is illustrative and not intended to represent what our results of operations would have been if the sale had been completed before the first quarter of 2019 or to project our results for any future period. Such information may not be comparable to, or indicative of, future performance.

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2018	Reliability Services	2018 PF(a)
Energy	451.3	65.6	385.7
Aerospace & Defense	237.1	—	237.1
Industrial	487.5	—	487.5

Total	1,175.8	65.6	1,110.2

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue	Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Operating Income	9.4	0.8%	GAAP Net Loss	(39.4)	–3.3%
Restructuring related inventory charges	2.4	0.2%	Provision for income taxes	3.3	0.3%
Amortization of inventory step-up	6.6	0.6%	Interest expense, net	52.9	4.5%
Restructuring charges, net	12.8	1.1%	Depreciation & Amortization	78.1	6.6%
Acquisition amortization	47.3	4.0%	Inventory restructuring charges	2.4	0.2%
Acquisition deprecation	7.0	0.6%	Amortization of inventory step-up	6.6	0.6%
Special charges	11.1	0.9%	Restructuring charges	12.8	1.1%

Adjusted Operating Income	96.6	8.2%	Special charges, net of recoveries	11.1	0.9%

			Adjusted EBITDA	127.6	10.8%

Components of Adjusted Operating Income			Less Adj EBITDA of Reliability Services	7.6

Energy Segment Operating Income	33.5		Pro Forma Adjusted EBITDA	119.9	10.8%

Aerospace & Defense Segment Operating Income	36.0
Industrial Segment Operating Income	57.3
Corporate Expenses	(30.3)

Adjusted Operating Income	96.6

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	33.5	36.0	57.3	(30.3)	96.6
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	4.5	9.6	1.2	23.7
Add: Other Income, not included in Segment Operating Income	—	—	—	7.4	7.4

Adjusted EBITDA	42.0	40.5	66.9	(21.7)	127.8
Reliability Services segment operating income	6.6	—	—	—	6.6
Reliability Services depreciation & amortization included in segment operating income	1.0	—	—	—	1.0

Pro Forma Adjusted EBITDA	34.4	40.5	66.9	(21.7)	120.1

Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue	Energy	Aerospace & Defense	Industrial
Segment Operating Income %	7.4%	15.2%	11.8%
Depreciation & Amortization	1.9%	1.9%	2.0%

Adjusted EBITDA %	9.3%	17.1%	13.7%

(a)
2018 Pro Forma amounts assume the sale of Reliability Services occurred on January 1, 2018

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2017	Fluid Handling	2017 Combined
Energy	339.6	64.7	404.3
Aerospace & Defense	183.0	45.9	228.9
Industrial	139.1	326.7	465.8

Total	661.7	437.3	1,099.0

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %
GAAP Operating Income	20.6	29.5	50.0
Amortization of inventory step-up	4.3	—	4.3
Restructuring charges (recoveries), net	6.1	—	6.1
Acquisition amortization	12.5	(13.0)	(0.5)
Acquisition deprecation	0.2	2.4	2.7
Special charges	8.0		8.0
Asbestos costs	—	8.9	8.9
Stay bonus	—	2.3	2.3

Adjusted Operating Income	51.7	30.0	70.6

Components of Adjusted Operating Income
Energy Segment Operating Income	30.1	3.6	33.7
Aerospace & Defense Segment Operating Income	23.4	7.0	30.4
Industrial Segment Operating Income	19.9	19.5	39.4
Corporate Expenses	(21.7)	—	(21.7)

Adjusted Operating Income	51.7	30.0	81.7

Reconciliation of Industrial Segment Operating Income to Adjusted EBITDA	Industrial
Industrial segment operating income—reported	19.9
Industrial segment operating income—Fluid Handling	19.5

Combined Segment Operating Income	39.4
Depreciation & Amortization	8.3

Combined Adjusted EBITDA	47.7

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2014
Energy	534.5
Aerospace & Defense	206.7
Industrial	100.3

Total	841.4

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue	Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Operating Income	64.8	7.7%	GAAP Net Income	50.4	6.0%
Restructuring related inventory charges	8.0	0.9%	Provision for income taxes	12.9	1.5%
Restructuring charges, net	5.2	0.6%	Interest expense, net	2.7	0.3%
Impairment charges	0.7	0.1%	Depreciation & Amortization	19.6	2.3%
Special charges	7.5	0.9%	Inventory restructuring charges	8.0	0.9%

Adjusted Operating Income	86.2	10.2%	Impairment charges	0.7	0.1%

			Special charges, net of recoveries	12.7	1.5%

Components of Adjusted Operating Income			Adjusted EBITDA	106.9	12.7%

Energy Segment Operating Income	76.6
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	17.6
Corporate Expenses	(23.4)

Adjusted Operating Income	86.2

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	76.6	15.4	17.6	(23.4)	86.2
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	6.9	3.0	1.1	19.5
Add: Other Income, not included in Segment Operating Income	—	—	—	1.2	1.2

Adjusted EBITDA	85.1	22.3	20.7	(21.2)	106.9

Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue	Energy	Aerospace & Defense	Industrial
Segment Operating Income %	14.3%	7.5%	17.6%
Depreciation & Amortization	1.6%	3.3%	3.0%

Adjusted EBITDA %	15.9%	10.8%	20.6%

 Annex E

Section 262 of the DGCL

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title, § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to §251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Company as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

    c.
    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g)of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

 Annex F

Investor Presentation

Legends

Important Information

CIRCOR has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. CIRCOR stockholders are advised to read the company's Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by CIRCOR in connection with the tender offer by Crane, free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders can obtain free copies of these documents from CIRCOR by directing a request to CIRCOR International, 30 Corporate Drive, Burlington, Massachusetts 01803, Attention: investor relations, or by calling (781) 270-1200. Shareholders may also request copies of these documents from MacKenzie Partners, Inc., which is assisting CIRCOR in this matter, by calling 800-322-2885 Toll-Free or by email at circor@mackenziepartners.com.

CIRCOR | F-2

Use of Non-GAAP Financial Measures

Within this presentation the Company uses non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, net debt and organic growth. These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they reflect our ongoing business and facilitate period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the Company's current financial results with the Company's past financial results in a consistent manner.

For example:

- We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.
- We exclude certain acquisition-related costs, including significant transaction costs and amortization of inventory and fixed-asset step-ups and the related tax effects. We exclude these costs because we do not believe they are indicative of our normal operating costs.
- We exclude the expense and tax effects associated with the non-cash amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives up to 25 years. Exclusion of the non-cash amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.
- We also exclude certain gains/losses and related tax effects, which are either isolated or cannot be expected to occur again with any predictability, and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business, significant litigation-related matters and lump-sum pension plan settlements.
- Due to the significance of recently acquired and sold businesses and to provide a comparison of changes in our orders and revenue, we also discuss these changes on an "organic" growth basis. Organic growth is calculated assuming the divestures were completed on January 1, 2017 and excluding the impact of changes in foreign currency exchange rates. We also describe earnings from acquired businesses as "inorganic" and earnings from the remaining business as "organic".

Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the appendix to this presentation and available on our website at www.CIRCOR.com.

We are not able to provide a reconciliation of CIRCOR's non-GAAP financial guidance (including the 2019 information presented on a run-rate basis, which reflects an estimate of the full year benefit of cost actions taken in 2019, as detailed on slide 22) to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

CIRCOR | F-3

Summary

Aggressive portfolio management and operational improvements have repositioned CIRCOR into a stronger business with an improved growth and margin profile

- Transformed into a higher margin, less cyclical business
- Streamlined the company, increased productivity, and prudently invested in innovation/growth initiatives
- Executed value creating M&A and exceeded initial synergy forecasts
- Delivered A&D and Industrial growth, while substantially repositioning the Energy business during an unprecedented market decline

Our plan is expected to deliver significant shareholder value over the next 18 months – driven by strong earnings growth and balance sheet improvement

- Expected 2020 Adjusted EBITDA[2] of $165M, up 37% over 2018PF[3]
- Forecasting net leverage of 4.3x (run-rate or "RR") at YE 2019[4] and ~3.5x at YE 2020, down from 5.5x (pro forma) at YE 2018[3]

Additional upside opportunities

- Potential for additional debt reduction and portfolio optimization from non-core divestitures
- Further upside potential in the event of an oil and gas recovery

CIRCOR's Board is open to all opportunities that deliver shareholder value; however, Crane's $45/share offer substantially undervalues CIRCOR and would transfer significant value away from CIRCOR shareholders

1. Source: FactSet, Thomson Reuters
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
4. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

CIRCOR | F-4

CIRCOR's Path to Significant Value Creation

Transformed business delivers significant earnings growth and debt reduction

	2018PF[1]	2019RR[2]	2020E	Growth ('18PF-'20E)
Adj. EBITDA ($M)	120	146	165	37%
Adj. EBITDA Margin	10.8%	13.8%	14.9%	410 bps

11.5x
3-Year Average
NTM EV / EBITDA[3]

Potential for Multiple Expansion

- Sharpened focus on Industrial & Aerospace
- Potential additional non-core divestitures
- Stronger balance sheet

	YE 2018PF[1]	YE 2019RR[2]
Net Leverage	5.5x	4.3x
Net Debt ($M)	~657	~625

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M
3. CIRCOR's average 3-year multiple as of 5/20/2019

CIRCOR | F-5

CIRCOR: A Leading Global Flow Control Technology Company

- Products for mission critical and severe service applications
- Leader in niche segments with benefits of scale
- Global and diverse end markets with longstanding customer base
- Proven operator with clear roadmap for value creation

$1,176M 2018 REVENUE	**~4,200** EMPLOYEES
$128M 2018 ADJUSTED EBITDA ($)	**~11%** 2018 ADJUSTED EBITDA (%)

Select Brands

Aerodyne Controls, Allweiler, Imo Pump, Warren Pumps, DeltaValve, CIRCOR Aerospace

Pumps

Three-Screw

Centrifugal

Valves

Bottom Unheading Device

Actuation

Electromechanical Actuation

Revenue by Group

A&D 20%
Industrial 42%
Energy 38%

Revenue by Geography

ROW 16%
North America 49%
EMEA 35%

CIRCOR | F-7

CIRCOR's Transformation

CIRCOR has transformed into a less cyclical company with diversified end markets

CIRCOR in 2014

- Sales and earnings heavily driven by upstream O&G
- Revenue driven largely from valves with limited aftermarket exposure
- Limited product differentiation
- Struggling A&D business
- Small industrial business

Adj. EBITDA
$107M
$128M
Upstream O&G
57%
Downstream O&G
9%
A&D
18%
Industrial
16%
3%
25%
27%
45%
2014
2018

CIRCOR in 2018

- Less cyclical, diversified business
- Higher aftermarket exposure and access to new end markets
- Differentiated technology
- Successful turnaround of A&D business
- Established industrial group
- Investing in growth and expanding margins
- Mitigated unprecedented decline in upstream O&G

CIRCOR | F-8

We Repositioned the Company During an Unprecedented Upstream Market Decline

Global E&P (Upstream) Capex Declined Significantly…	…Impacting CIRCOR's Upstream Business Revenue in Line with Peers…	…While CIRCOR Proactively Repositioned the Business into Stronger End Markets

Global Upstream O&G Capex
($B)

$865
(40%)
$493
$523
2014
2016
2018

Upstream Revenue Comparison
($M)

100%
100%
473
CIRCOR Upstream O&G
Upstream O&G Equipment Index
45%
212
35%
41%
45%
196
2014
2016
2018

CIRCOR Adj. EBITDA
($M)

$128
3%
$107
57%
Upstream O&G
97%
$60
26%
A&D
Industrial
Downstream O&G
74%
43%
2014
2016
2018

Notes:
Source: FactSet and company filings
Upstream Oil & Gas Equipment Index includes: Dril-Quip, Forum Energy Technologies, Hunting, National Oilwell Varco and Apergy

CIRCOR | F-9

We Simplified the Company

CIRCOR Simplification Program Results

Reduced Manufacturing Footprint

# of Factories
24
14
~40%
2014
Current

- ✓ 630,000 sq. ft. eliminated
- ✓ Significant improvement in scale at remaining factories

Increased Supplier Efficiency

# of Suppliers
~5,000
~2,300
~55%
2014
Current

- ✓ Annual average of $9M material savings net of inflation over last 3 years
- ✓ Improved quality and delivery

Decreased Number of Business Units

# of Business Units
22
12
~45%
2014
Current

- ✓ Significant reduction in overhead staff
- ✓ Market / customer aligned P&Ls
- ✓ Increased business unit scale attracts stronger talent

Streamlined Number of ERP Systems

# of ERP Systems
24
13
~45%
2014
Current

- ✓ Lower risk from elimination of unsupported systems
- ✓ Enables consistent best practices

Note: Simplification of business since 2014 excludes acquisitions

CIRCOR | F-10

We Invested for Growth and Reshaped the Portfolio

Acquisitions	Schroedahl	Critical Flow Solutions	Colfax Fluid Handling Business
Diversified end market exposure	✓	✓	✓
High product differentiation	✓	✓	✓
Increased exposure to high margin aftermarket	✓	✓	✓
Strong ROIC	✓	✓	✓

2015 2016 2017 2018 2019

Divestitures	Cambridge Fluid Systems	Sagebrush Pipeline	SES Rosscor Business	Reliability Services Business
Reduced cyclical end market exposure	✓	✓	✓	
Monetized low margin, low growth commodity business	✓	✓	✓	✓
Simplified portfolio	✓	✓	✓	✓
Deleveraging				✓

CIRCOR | F-11

We Transformed into a More Differentiated, Less Cyclical, Diversified Business

(Revenue $M)

Improved Quality of Revenue:
Reduced Cyclical End Market Exposure
2.7x
Increased Product Differentiation
2.3x
Increased Higher Margin Aftermarket Sales
6.1x
$841
$1,176
Upstream
56%
Downstream
7%
A&D
25%
Industrial
12%
17%
22%
20%
41%
$370
$980
2014
2018
$841
$1,176
54%
46%
25%
75%
$385
$880
2014
2018
Low Differentiation
High Differentiation
$841
$1,176
94%
6%
74%
26%
$50
$305
2014
2018
OEM
Aftermarket

CIRCOR | F-12

Momentum is Building

Historically, CIRCOR's Stock Traded in Line with Upstream Oil & Gas Equipment Companies…

…And Recently, CIRCOR Stock has Outperformed Benchmarks

2014-2018 Stock Performance Comparison
CIRCOR
Upstream O&G Equipment Index[1]
100%
100%
80% Correlation
41%
32%
31%
27%
2014
2016
2018

YTD Stock Performance Comparison[2]
44%
25%
21%
CIRCOR
Flow Peers
Upstream O&G Equipment Index

1. Excludes Apergy due to May 9, 2018 separation from Dover
2. Source: FactSet. CIRCOR Share price performance unaffected by proposal, calculated as of close on 5/20/2019; Flow Peers include: Alfa Laval, Flowserve, Weir Group, Gardner Denver, Metso, IMI, Sulzer, SPX Flow; Upstream Oil & Gas Equipment Index includes: Dril-Quip, Forum Energy Technologies, Hunting, National Oilwell Varco and Apergy

CIRCOR | F-13

Our Plan to Deliver Superior Shareholder Value

Our Strategic Priorities…

1. A&D: Accelerating Growth With Further Margin Expansion
2. Industrial: Driving Integration Synergies and Investing in Growth
3. Energy: Further Repositioning
4. Prudent Portfolio Management
5. Disciplined Investment in Growth
6. Enhancing Operational Efficiency and Margin

…Will Drive Near Term Performance

	2018PF[1]	2019E	2019RR[2]	2020E
Revenue ($M)	1,110	1,081	1,063	1,103
***Org. Growth*[3]**	*6.7%*	*3.4%*	*3.4%*	*3.8%*
Adj. EBITDA ($M)	120	128	146	165
Margin	*10.8%*	*11.8%*	*13.8%*	*14.9%*
Net Leverage	5.5x	4.9x	4.3x	~3.5x

2018PF[1] → **+37% Adj. EBITDA** → **2020E**

2018PF[1] → **+~410bps Adj. EBITDA Margin** → **2020E**

2018PF[1] → **~2x Leverage Reduction** → **2020E**

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M
3. Organic Growth is calculated as the growth excluding the impact of acquired or divested business and the impact of changes in foreign currency exchange rates. 2018PF organic growth is calculated assuming both the Fluid Handling acquisition and Reliability Services divestiture occurred January 1, 2017

CIRCOR | F-15

1

A&D: Accelerating Growth With Further Margin Expansion

Initiatives	Status
✓ Consolidated 5 factories	Complete
✓ Exited negative margin businesses – Landing gear structures – Landing gear aftermarket service	Complete
✓ Transitioning numerous programs to low cost manufacturing location in Morocco	Ongoing
✓ Optimizing prices	Ongoing
✓ Integrating Colfax Fluid Handling Navy business	Ongoing
✓ Expanding engineering and sales	Ongoing
✓ Increasing investment in new products – 14 launches in 2018 – 23 launches in 2019	Ongoing

Adj. EBITDA

($M)
17%
40
+630bps
23%
Inorganic
Adj. EBITDA Margin
11%
22
77%
Organic
2014
2018

	2014	2018
Orders	193	277
Revenue	207	237

117% Book to Bill

CIRCOR | F-16

2

Industrial: Driving Integration Synergies and Investing in Growth

Initiatives	Status
✓ Integrating largest acquisition in CIRCOR history – $8M synergy realized – $15M to be delivered in 2019, 2020	Ongoing
✓ Divested non-core, low margin business	Complete
✓ Reorganized sales & marketing – Structure – New incentive compensation	Complete
✓ Optimizing prices	Ongoing
✓ Increasing investment in new products – 9 launches in 2018 – 9 launches in 2019	Ongoing

Adj. EBITDA

($M)
Adj. EBITDA Margin
10%
14%
+350bps
48
67
Inorganic
Organic
76%
24%
81%
19%
2017 Combined[1]
2018

	2017 Combined	2018
Orders	434	510
Revenue	466	488

105% Book to Bill

Industrial Group established in 2018

1. 2017 combined includes the full-year impact of the Industrial Group business acquired on December 11, 2017

CIRCOR | F-17

3

Energy: Further Repositioning

Initiatives	Status
✓ Significant restructuring of upstream businesses in response to market	Complete
✓ Divested three non-core, low margin businesses	Complete
✓ Shut down loss-making business in Brazil	Complete
✓ Acquired and integrated Refinery Valves – Highly differentiated technology – Diversified with downstream exposure – $5M synergies achieved	Complete
✓ Investing in growth for Refinery Valves – Launched new product platform to enter severe service isolation valve market – Established and growing installation service business – Expanded aftermarket overhaul footprint	Ongoing
✓ Established low-cost manufacturing locations – Mexico for Distributed Valves – India for Refinery Valves	Ongoing

Adj. EBITDA

($M)
Adj. EBITDA Margin
16%
85
Other Legacy Energy
14%
Upstream
86%
Upstream EBITDA driven by 40% decline in global E&P CAPEX
9%
42
62% Downstream
Inorganic
26%
12%
2014
2018

	2014	2018
Orders	540	452
Revenue	535	451

100% Book to Bill

CIRCOR | F-18

4

Prudent Portfolio Management

Executing Value Creating Acquisitions and Delivering on Synergies

Target	Critical Flow Solutions	COLFAX Fluid Handling
Purchase Price	**$195M[1]**	**$855M[2]**
Rationale	✓ Differentiated technology for severe service and mission critical applications ✓ Exposure to high margin aftermarket sales ✓ Diversified revenue base to include downstream refining	✓ Differentiated technology for severe service and mission critical applications ✓ Strong and growing aftermarket business ✓ Less cyclical, diversified global end markets
Synergized Multiple / Purchase Multiple	6.5x[3] / 7.8x	8.3x[4] / 12.3x
2018 ROIC	**10.7% (Year 2)[5]**	**8.8% (Year 1)[5]**
Year 3 Expected ROIC	12%+	11%+
Exceeded Synergies Target	✓ Delivered ~$5M of run-rate synergies (ahead of plan)	✓ Expected to deliver $23M of run-rate synergies (ahead of plan)

1. Announced purchase price was $210M; final purchase price was $195M
2. Includes $150M of net pension liabilities assumed
3. Calculated with $25M of EBITDA and synergies of $5M
4. Includes value of synergies and tax benefits and calculated as ($855M less $90M of tax benefits) / (EBITDA of $69M + $23M of run-rate synergies)
5. ROIC = Net Operating Profit After Tax + Depreciation / Purchase Price

CIRCOR | F-19

4

Prudent Portfolio Management

Exploring Divestitures of Non-Core Assets

Current Situation

Non-core Businesses Represent ~20% of CIRCOR Revenue

- Energy-oriented
- ~$25M of EBITDA

Divestitures Would Have the Potential to Reduce Leverage to mid-2x at YE 2020

Flexibility to Optimize Timing

Where We Are Going

Industrial & Aerospace Focus

- Differentiated technology
- Increasing aftermarket exposure
- Limited upstream energy exposure
- Severe service or mission critical applications
- Digitalization of flow control

Enhanced Financial Profile

- Long-term growth
- Less cyclical market exposure
- Significantly improved balance sheet
- Flexibility to invest in growth
- Higher margin potential
- Enhanced ROIC

Continued simplification – higher quality, less cyclical, diversified business

CIRCOR | F-20

5

Disciplined Investment in Growth

New Products Launched

22
24
35
2017
2018
2019E

Design Engineering Headcount

179
184
194
Energy
A&D
Industrial
25
64
90
25
71
88
24
74
96
2017
2018
2019E

2019E RD&E Spend as % of Sales

2%
3%
5%
Energy
Industrial
A&D

Increased Investment in Innovation

- ✓ Executive level focus
  - Head of Product Management reports directly to CEO
- ✓ Enterprise-wide New Product Development process
- ✓ Cross-fertilization of technology across groups
- ✓ Increased investment in product management
  - 18 Product Managers in 2017
  - 25 Product Managers today
- ✓ Improving vitality through investment in Product Management and New Product Development
- ✓ India Engineering Center of Excellence headcount has grown by over 60% since 2017

~$70M of revenues in 2019E from new products – with upward momentum

CIRCOR | F-21

Note: Source: FactSet; New product revenue is revenue from products launched within three years of current year

6

Enhancing Operational Efficiency and Margin

($M)

Strategic Initiative	2019E Impact	2020E Impact
Colfax Fluid Handling (CFH) Synergy	**~$8**	**~$7**
Corporate and Group G&A Cost Reduction	**~$2**	**~$8**
Manufacturing Transition to Low Cost	**~$2**	**~$5**
Optimizing Price	**~$10**	**~$10**

CIRCOR | F-22

2019 Adjusted EBITDA Bridge

($M)

Adj. EBITDA Margin: 10.8%
Adj. EBITDA Margin: 11.8%
Adj. EBITDA Margin: 13.8%
120
10
8
10
2
(9)
(7)
(6)
128
10
6
2
146
8 CFH Synergy
2 G&A
4 CFH Synergy
6 G&A
CIRCOR Operating System productivity offsets inflation in line with historical results
2018PF Adj. EBITDA[1]
Price
Volume
Synergies and G&A Cost Reduction
Low Cost Manufacturing
Upstream O&G
Investment in Sales / Engineering
FX / Pension
2019E Adj. EBITDA
Synergies and G&A Cost Reduction Carryover
Upstream O&G: Business Exit and One Time Costs
Low Cost Manufacturing
2019RR Adj. EBITDA[2]
2018PF[1] Revenue: 1,110
2019E Revenue: 1,081
2019RR[2] Revenue: 1,063

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018 Adj. EBITDA: $128M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M

CIRCOR | F-23

2020E Adjusted EBITDA Bridge

($M)

Adj. EBITDA Margin: 13.8%
Adj. EBITDA Margin: 14.9%
146
10
10
5
3
3
(6)
(3)
(3)
165
3 CFH Synergy
2 G&A
2019RR Adj. EBITDA[1,2]
Price
Volume
Synergies and G&A Cost Reduction
Low Cost Manufacturing
Upstream O&G
Investment in Sales / Engineering
Inflation / Tariffs Net of Productivity
Contingency
2020E Adj. EBITDA[2]
2019RR[1] Revenue: 1,063
2020E Revenue: 1,103

Exit of Non-Core Businesses Not Included in Plan

- CIRCOR is exploring the divestitures of certain non-core businesses representing ~$25M of EBITDA
- The divestitures would have the potential to reduce leverage to mid-2x at YE 2020
- The simplification of the business will result in a stronger quality of earnings and an enhanced financial profile

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization

CIRCOR | F-24

Substantial Deleveraging

Net Leverage Ratio
5.8x
4.9x
4.3x
~3.5x
2018 Actual
2019E
2019RR[1]
2020E

~2.3x reduction in leverage with potential for an additional ~1x leverage reduction from non-core divestitures

CIRCOR | F-25

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

High Confidence Outlook

2019 Run Rate

2019E → **+$18M Adj. EBITDA** → **2019RR[1]**

2019RR[1] based on actions
- In process
- Under our control
- Complete or to be completed in 2019

✓ **CFH synergy carryover**

✓ **Group and corporate G&A carryover**
- Ongoing simplification initiatives
- Corporate oversight

✓ **Energy actions we control**
- Exit of one loss making business in 2019
- One time costs incurred

2020 Estimate

2019RR[1] → **+$19M Adj. EBITDA** → **2020E**

2020E based on
- Actions under our control
- Growth from most predictable businesses
- Carryover actions taken in 2019
- Conservative upstream outlook

✓ **CFH synergy already identified**

✓ **A&D – volume growth secure**
- Highly visible
- Backlog and contract driven

✓ **Modest growth outlook for Industrial**
- In line with global GDP
- Price increases lower than prior years

✓ **Energy de-risked**
- Conservative view of upstream
- Lower revenue versus 2019 in downstream

Executive compensation is correlated with successful execution of this plan, aligning management incentives with the interests of shareholders

CIRCOR | F-26

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M

III. Crane's Offer is Opportunistic and Substantially Undervalues CIRCOR

CIRCOR | F-27

Crane's Offer is Highly Opportunistic and Substantially Undervalues CIRCOR and its Future Prospects

Crane's offer fails to reflect the value that CIRCOR expects to deliver over the next 18 months

- Strong EBITDA growth – 2020E Adj. EBITDA of $165M, up 37% over 2018PF[1]
- Substantial deleveraging – forecasting 2020 net leverage of ~3.5x, a ~2x decrease from 2018PF[1]
- Improved margins – 2020E Adj. EBITDA margins of 14.9%, up ~410bps over 2018PF[1]

CIRCOR's transformation to a diversified global flow control technology company is well underway and gaining momentum

- 83% of revenue is from less cyclical, diversified end markets (up from 44% in 2014)
- 75% of revenue is from differentiated products (up from 46% in 2014)
- 26% of revenue is higher margin aftermarket (up from 6% in 2014)
- Stock had momentum before bid – stock up 44% YTD[2] (pre-public proposal)

Additional upside opportunities are not reflected in the 2020 plan

- Further portfolio restructuring could lead to accelerated deleveraging and potential multiple expansion
- Our cyclical markets could recover, driving additional growth, earnings and cash

1. 2018PF Adj. EBITDA of $120M excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. Source: FactSet. Share price performance unaffected by proposal, calculated as of close on 05/20/2019

CIRCOR | F-28

CIRCOR's Highly Qualified, Independent Board

David F. Dietz
Former Partner, Goodwin Procter

- ✓ Expertise on all aspects of corporate governance and securities law compliance
- ✓ Experience in M&A, IPO, public debt and equity, and leveraged buyout transactions

Key Skills
- ✓ Legal & corporate governance
- ✓ Compensation practices
- ✓ M&A
- ✓ Corporate finance

Scott Buckhout
President & CEO, CIRCOR

- ✓ Deep connection to CIRCOR and knowledge of the diversified industrials sector
- ✓ Track record of improving the operational performance, profitability and growth of large multi-national manufacturing businesses

Key Skills
- ✓ Leadership and strategy
- ✓ Operations and M&A integration

Samuel R. Chapin
Former Vice Chairman, BAML

- ✓ Executive experience at Bank of America Merrill Lynch
- ✓ 35+ years of investment banking experience, focused on industrials M&A
- ✓ Added to the Board in 2019

Key Skills
- ✓ All aspects of M&A
- ✓ Corporate finance and strategy
- ✓ Finance & accounting expertise

Tina M. Donikowski
Former VP, GE Transportation

- ✓ Experience leading technology businesses and strong operations background
- ✓ Extensive public directorship experience at Atlas Copco, TopBuild, and Advanced Energy Industries

Key Skills
- ✓ Change management leadership
- ✓ Operations
- ✓ Technology

Helmuth Ludwig
Chief Information Officer, Siemens

- ✓ Success in leading the integration and simplification of a complex global enterprise
- ✓ Deep knowledge of the intersection of the technology and industrials sectors

Key Skills
- ✓ Technology
- ✓ Strategic Planning
- ✓ International Business experience

John O'Donnell
Former President & VP, Baker Hughes

- ✓ Significant experience in international energy markets and oilfield operations
- ✓ Track record of successfully leading multinational manufacturing operations

Key Skills
- ✓ Strategic Planning and operations
- ✓ Energy & Utilities

Peter M. Wilver
Former EVP, CFO & CAO, Thermo Fisher Scientific

- ✓ Expertise in leading financial, accounting and investor relations functions
- ✓ C-Suite experience at multi-national manufacturing companies
- ✓ Extensive public directorship experience at Tenet Healthcare and Evoqua

Key Skills
- ✓ Certified public accountant
- ✓ Finance & Accounting
- ✓ M&A

6 of 7
directors with deep industrials expertise

6 of 7
directors are independent

Independent Chairman

6.6 years
average tenure

Over $100B
in M&A transactions

CIRCOR | F-29

CIRCOR's Thorough Process for Evaluating Crane's Offer

- CIRCOR's Board thoroughly reviewed Crane's initial private proposal
- CIRCOR engaged independent financial and legal advisors to assist with the evaluation of the proposal
- Following the detailed review, the Board unanimously rejected Crane's proposal
- The Board unanimously determined that the proposal was highly opportunistic, substantially undervalued CIRCOR and its future prospects, and was not in the best interests of CIRCOR shareholders
- Following the launch of Crane's tender offer, the Board evaluated the offer according to its fiduciary duties
- After careful consideration with its independent financial and legal advisors, the Board unanimously rejected Crane's tender offer
- The Board provided its recommendation on the company's Schedule 14D-9, including the reasons for the rejection

The Board is focused on generating shareholder value and will consider any path that reasonably may enhance the value of the company for our shareholders

CIRCOR | F-30

Summary

Aggressive portfolio management and operational improvements have repositioned CIRCOR into a stronger business with an improved growth and margin profile

- Transformed into a higher margin, less cyclical business
- Streamlined the company, increased productivity, and prudently invested in innovation/growth initiatives
- Executed value creating M&A and exceeded initial synergy forecasts
- Delivered A&D and Industrial growth, while substantially repositioning the Energy business during an unprecedented market decline

Our plan is expected to deliver significant shareholder value over the next 18 months – driven by strong earnings growth and balance sheet improvement

- Expected 2020 Adjusted EBITDA[2] of $165M, up 37% over 2018PF[3]
- Forecasting net leverage of 4.3x (RR) at YE 2019[4] and ~3.5x at YE 2020, down from 5.5x (pro forma) at YE 2018[3]

Additional upside opportunities

- Potential for additional debt reduction and portfolio optimization from non-core divestitures
- Further upside potential in the event of an oil and gas recovery

CIRCOR's Board is open to all opportunities that deliver shareholder value; however, Crane's $45/share offer substantially undervalues CIRCOR and would transfer significant value away from CIRCOR shareholders

1. Source: FactSet, Thomson Reuters
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
4. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

CIRCOR | F-31

Setting the Record Straight

Business Execution: Crane is attempting to justify its undervalued offer by making inaccurate statements and focusing on CIRCOR's past product portfolio and the impact of headwinds in upstream O&G – failing to recognize the recent transformation and opportunities for near-term value creation

- CIRCOR's management over the last several years has led a sweeping organizational revamp, **simplifying the business and reducing costs while investing in future growth and repositioning the portfolio into more attractive end markets**
- These initiatives have paid off dramatically – CIRCOR expects 2020 Adj. EBITDA[2] to reach **$165M**, leverage to decline to ~**3.5x** and **margins to expand ~410bps** over 2018PF[3]
- RD&E and innovation have increased to a pace in line with peers, with significant product revitalization and growth momentum

Capital Allocation: Crane has made inaccurate and misleading statements regarding CIRCOR's capital allocation decisions

- In reality, CIRCOR's acquisitions have been core to its transformation, with recent purchase of Critical Flow Solutions ("CFS") and Colfax Fluid Handling ("CFH") **delivering synergies** in excess of targets ($5m and $23m) and strong ROIC of **10.7%** (CFS) and **8.8%** (CFH) in 2018, expected to be **12%+** (CFS) and **11%+** (CFH) by year 3
- The acquisitions have been **margin accretive** with strong growth profiles and come with diversified end markets and significant higher-margin aftermarket business

Share Price Performance: Crane is attempting to distract from its unattractive bid by highlighting CIRCOR's stock performance during a period when the company was repositioning in an unprecedented and protracted decline in upstream O&G, affecting 57% of the company's EBITDA

- CIRCOR's pre-hostile bid stock price **did not reflect the EBITDA growth, margin expansion and deleveraging that the Company expects to occur over the next 18 months**
- Crane's offer comes at a time when the stock already shows positive momentum – up 44% YTD[1] – prior to the public proposal by Crane

Governance and Board: CIRCOR's Board thoroughly reviewed Crane's offer and determined that it was highly opportunistic and substantially undervalued CIRCOR

- CIRCOR has a highly experienced and independent Board of Directors
  - 6 of 7 with deep experience in the industrials industry
  - Directors have overseen over **$100B in M&A transactions**
- CIRCOR's Board is **open to any transaction that creates value** for CIRCOR shareholders and has and will continue to evaluate any such opportunity

1. Source: FactSet. Share price performance unaffected by proposal, calculated as of close on 05/20/2019
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M

CIRCOR | F-33

Reconciliation of Non-GAAP Financial Measures

$ Millions

Reconciliation of Revenue Growth	Reported	%	Adjust for: Fluid Handling Acquisition	Adjust for: Reliability Services Divestiture	As Adjusted	%
2017 Revenue	661.7		437.3	(73.0)	1,026.0	
Revenue Growth from		%				%
Acquisitions	448.7	68%	(448.7)	-	-	0%
Changes in foreign exchange rates	6.9	1%	6.3	2.0	15.2	1%
Organic	58.5	9%	5.1	5.4	69.0	7%
Total Change	514.1	78%	(437.3)	7.4	84.3	8%
2018 Revenue	1,175.8		-	(65.6)	1,110.2	

CIRCOR | F-35

Reconciliation of Non-GAAP Financial Measures

$ Millions

Reconciliation of Gross Debt to Net Debt, Actual and Pro Forma

	Year Ended Dec. 31, 2018	Net Proceeds from Sale (a)	Pro Forma Year Ended Dec. 31, 2018
Debt Balances			
Current Portion	7.9	(7.9)	-
Long-term	799.2	(74.2)	725.1
Gross Debt	**807.1**	**(82.0)**	**725.1**
Less: Cash	(68.5)	-	(68.5)
Net Debt	**738.6**	**(82.0)**	**656.6**

	Year Ended Dec. 31, 2018	EBITDA, divested business (b)	Pro Forma Year Ended Dec. 31, 2018
Adjusted EBITDA	**127.8**	(7.6)	**120.1**
Net Debt Divided by Adjusted EBITDA	**5.8**		**5.5**

(a) Reduces debt by the amount of proceeds from the sale of Reliability Services
(b) Removes the Adjusted EBITDA related to 2018 Reliability Services

CIRCOR | F-36

Reconciliation of Non-GAAP Financial Measures

$ Millions

Revenue	2016
Energy	305.9
Aerospace & Defense	166.1
Industrial	118.2
Total	590.3

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue
GAAP Operating Income	10.9	1.8%
Restructuring related inventory charges	2.8	0.5%
Amortization of inventory step-up	1.4	0.2%
Restructuring charges, net	9.0	1.5%
Acquisition amortization	9.9	1.7%
Impairment charge	0.2	0.0%
Special charges	8.2	1.4%
Adjusted Operating Income	42.4	7.2%

Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Net Income	10.1	1.7%
Income tax benefit	(0.4)	-0.1%
Interest expense, net	3.3	0.6%
Depreciation & Amortization	25.6	4.3%
Inventory restructuring charges	2.8	0.5%
Amortization of inventory step-up	1.4	0.2%
Impairment charges	0.2	0.0%
Restructuring charges	9.0	1.5%
Special charges, net of recoveries	8.2	1.4%
Adjusted EBITDA	60.2	10.2%

Components of Adjusted Operating Income	
Energy Segment Operating Income	32.7
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	20.1
Corporate Expenses	(25.7)
Adjusted Operating Income	42.4

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	32.7	15.4	20.1	(25.7)	42.4
Remove: Depreciation & Amortization expense included in Segment Operating Income	6.3	4.9	3.2	1.3	15.7
Add: Other Income, not included in Segment Operating Income	-	-	-	2.1	2.1
Adjusted EBITDA	39.0	20.3	23.2	(22.3)	60.2

CIRCOR | F-38

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
Crane Co. Announces All-Cash Proposal to Acquire CIRCOR at a Significant Premium
CIRCOR Confirms Receipt and Reiterates Rejection of Unsolicited Proposal from Crane
Crane Co. Reiterates Proposal to Deliver Significant Value to CIRCOR Shareholders
ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
Golden Parachute Compensation
  Item 9. Materials to Be Filed as Exhibits.
SIGNATURE
  Annex A
Conditions to the Offer
  Annex B
J.P. Morgan
  Annex C
Evercore
  Annex D
Reconciliation of Non-GAAP Financial Measures
  Annex E
Section 262 of the DGCL
  Annex F
Investor Presentation